Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

WSFS FINANCIAL CORPORATION

AND

FIRST WYOMING FINANCIAL CORPORATION

Dated as of November 24, 2013

i

4.28	Deposits	27
4.29	Allowance for Loan and Lease Losses	27
4.30	Insurance	27
4.31	Trust Business	27
4.32	Brokers and Finders	27
4.33	Transactions with Affiliates	28
4.34	OFAC	28

ARTICLE 5	REPRESENTATIONS AND WARRANTIES OF BUYER	28

5.1	The Standard	28
5.2	Organization, Standing, and Power	28
5.3	Authority; No Breach By Agreement	28
5.4	Capital Stock	29
5.5	SEC Filings; Financial Statements	29
5.6	Absence of Undisclosed Liabilities	30
5.7	Absence of Certain Changes or Events	30
5.8	Tax Matters	30
5.9	Compliance with Laws	31
5.10	Legal Proceedings	31
5.11	Reports	31
5.12	Statements True and Correct	31
5.13	Tax and Regulatory Matters	32
5.14	Brokers and Finders	32

ARTICLE 6	CONDUCT OF BUSINESS PENDING CONSUMMATION	32

6.1	Affirmative Covenants of Target	32
6.2	Negative Covenants of Target	33
6.3	Covenants of Buyer	36
6.4	BSA/AML Review	36
6.5	Reports	37

ARTICLE 7	ADDITIONAL AGREEMENTS	37

7.1	Registration Statement; Proxy Statement; Stockholder Approval	37
7.2	Acquisition Proposals	38
7.3	Exchange Listing	40
7.4	Consents of Regulatory Authorities	40
7.5	Investigation and Confidentiality	41
7.6	Press Releases	41
7.7	Tax Treatment	41
7.8	Employee Benefits and Contracts	42
7.9	Indemnification	43
7.10	Operating Functions	44
7.11	Stockholder Litigation	45

ARTICLE 8	CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE	45

8.1	Conditions to Obligations of Each Party	45
8.2	Conditions to Obligations of Buyer	46
8.3	Conditions to Obligations of Target	47

ARTICLE 9	TERMINATION	47

9.1	Termination	47

ii

9.2	Effect of Termination	49
9.3	Non-Survival of Representations and Covenants	50

ARTICLE 10	MISCELLANEOUS	50

10.1	Definitions	50
10.2	Referenced Pages	58
10.3	Expenses	60
10.4	Entire Agreement	60
10.5	Amendments	61
10.6	Waivers	61
10.7	Assignment	61
10.8	Notices	62
10.9	Governing Law	62
10.10	Counterparts; Signatures	62
10.11	Captions; Articles and Sections	63
10.12	Interpretations	63
10.13	Enforcement of Agreement	63
10.14	Severability	63
10.15	Disclosure	63

Exhibit A Subsidiary Plan of Merger

iii

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made and entered into as of November 24, 2013, by and among WSFS Financial Corporation (“Buyer”), a Delaware corporation, and First Wyoming Financial Corporation (“Target”), a Nevada corporation.

Preamble

The respective Boards of Directors of Target and Buyer have approved this Agreement and declared that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the Parties to this Agreement and their respective stockholders. Each of the directors and certain executive officers of Target and the Target Bank have delivered to Buyer a voting and non-compete agreement dated as of the date hereof. This Agreement provides for the acquisition of Target by Buyer pursuant to the merger of Target with and into Buyer with Buyer surviving as the surviving corporation. At the effective time of such Merger, the outstanding shares of the capital stock of Target shall be converted, at the election of each holder of capital stock of Target (and subject to certain limitations) into the right to receive cash, shares of common stock of Buyer or a mix of cash and shares of common stock of Buyer, in each case, subject to the terms and conditions set forth herein. The transactions described in this Agreement are subject to the approvals of the stockholders of Target and applicable regulatory authorities and the satisfaction of certain other conditions described in this Agreement. It is the intention of the Parties to this Agreement that the Merger for federal income tax purposes shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Internal Revenue Code.

Capitalized terms used in this Agreement and not otherwise defined herein are defined in Section 10.1 of this Agreement.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the Parties agree as follows:

ARTICLE 1

TRANSACTIONS AND TERMS OF MERGER

1.1	Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time, Target shall be merged with and into Buyer in accordance with the provisions of Section 252 of the General Corporation Law of the State of Delaware (the “DGCL”) and in accordance with the provisions of Section 92A.190 of the Nevada Revised Statutes Annotated (“NRSA” ) with the effects provided therein (the “Merger”). Buyer shall be the Surviving Corporation resulting from the Merger, and shall succeed to and assume all the rights and obligations of Target in accordance with the DGCL. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of Target and Buyer.

1.2	Time and Place of Closing.

The closing of the transactions contemplated hereby (the “Closing”) will take place at 10:00 A.M., Eastern Time, on the date that the Effective Time occurs, or at such other date and time as the Parties, acting through their authorized officers, may mutually agree in writing. The Closing shall be held at the offices of DLA Piper LLP (US), located at 500 Eighth Street, NW, Washington, DC 20004, unless another location is mutually agreed upon by the Parties.

1.3	Effective Time.

The Merger and other transactions contemplated by this Agreement shall become effective (the “Effective Time”) on the date and at the time specified in the certificate of merger to be filed with the Secretary of State of the State of Delaware. Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the authorized officers of each Party, the Parties shall cause the Effective Time to occur on the fifth Business Day following satisfaction or waiver (subject to applicable Law) of the last to occur of the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied or waived at the Closing).

1.4	Charter.

The certificate of incorporation of Buyer in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until duly amended or repealed.

1.5	Bylaws.

The bylaws of Buyer in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until duly amended or repealed.

1.6	Directors and Officers.

The directors of Buyer in office immediately prior to the Effective Time shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the bylaws of the Surviving Corporation. The officers of Buyer in office immediately prior to the Effective Time shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the bylaws of the Surviving Corporation.

1.7	Bank Merger.

Immediately following the Merger, First National Bank of Wyoming, a national banking association and a wholly owned Subsidiary of Target (the “Target Bank”), will merge (the “Bank Merger”) with and into Wilmington Savings Fund Society, FSB, a federal savings bank and wholly owned Subsidiary of Buyer (the “Buyer Bank”). The Buyer Bank shall be the surviving entity (the “Surviving Entity”) in the Bank Merger and shall continue its corporate existence under the name “Wilmington Savings Fund Society, FSB,” and, following the Bank Merger, the separate corporate existence of the Target Bank shall cease. The Parties agree that the Bank Merger shall become effective immediately following the Effective Time. The Bank Merger shall be implemented pursuant to a subsidiary plan of merger, attached as Exhibit A hereto (the “Subsidiary Plan of Merger”). In order to obtain the necessary regulatory approvals for the Bank Merger, the Parties shall cause the following to be accomplished prior to the filing of applications for regulatory approval: (i) Target shall cause the Target Bank to approve the Subsidiary Plan of Merger, Target, as the sole stockholder of the Target Bank, shall approve the Subsidiary Plan of Merger and Target shall cause the Subsidiary Plan of Merger to be duly executed by the Target Bank and delivered to Buyer and (ii) Buyer shall cause the Buyer Bank to approve the Subsidiary Plan of Merger, Buyer, as the sole stockholder of the Buyer Bank, shall approve the Subsidiary Plan of Merger and Buyer shall cause the Buyer Bank to duly execute and deliver the Subsidiary Plan of Merger to Target. Prior to the Effective Time, Target shall cause the Target Bank, and Buyer shall cause the Buyer Bank, to execute such articles or certificates of merger and articles of combination and such other documents and certificates as are necessary to make the Bank Merger effective immediately following the Effective Time. Buyer and the Buyer Bank shall take all appropriate action so that, as of the Effective Time and subject to and in accordance with the organizational documents of the Buyer Bank, an advisory board of the Buyer Bank is formed for southern Delaware (the “Advisory Board”). Buyer and the Buyer Bank shall further appoint as chairperson of the Advisory Board an individual who is currently a director of Target and who is mutually selected by Target and Buyer at least five Business Days prior to the date on which the Proxy Statement is first mailed to the holders of Target Common Stock. The Advisory Board shall have such roles, responsibilities and obligations that are similar to the roles, responsibilities and obligations of current advisory boards of the Buyer Bank. The chairperson of the Advisory Board shall be offered a consulting agreement with Buyer or the Buyer Bank on terms and conditions mutually acceptable to Buyer or the Buyer Bank, on the one hand, and the individual selected to be the chairperson on the other hand. If, prior to the Effective Time, any such individual for any reason ceases to serve as a director of Target, then a successor to such individual who is currently a director of Target shall be mutually selected by Target and Buyer and shall be duly appointed as chairperson of the Advisory Board.

ARTICLE 2

MANNER OF CONVERTING SHARES

2.1	Conversion of Shares.

Subject to the provisions of this Article 2, at the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Target or the stockholders of either of the foregoing, the shares of Buyer and Target shall be converted as follows:

(a) Each share of capital stock of Buyer issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

(b) Subject to Section 2.2, each share of Target Common Stock issued and outstanding immediately prior to the Effective Time (excluding (i) shares held by any of Target, Target Subsidiary, Buyer, or Buyer Subsidiary, in each case other than in a fiduciary capacity or as a result of debts previously discharged and (ii) any Dissenting Shares) issued and outstanding shall be converted, at the election of the holder thereof in accordance with the procedures set forth in Article 3, into the right to receive the following consideration (collectively, the “Merger Consideration”), in each case without interest:

(i) for each share of Target Common Stock with respect to which an election to receive cash has been effectively made and not revoked or deemed revoked pursuant to Article 3 (a “Cash Election”), the right to receive in cash from Buyer an amount (the “Cash Consideration”) equal to the Per Share Cash Amount (such shares collectively, the “Cash Election Shares”);

(ii) for each share of Target Common Stock with respect to which an election to receive Buyer Common Stock has been effectively made and not revoked or deemed revoked pursuant to Article 3 (a “Stock Election” and such shares collectively, the “Stock Election Shares” ) or which is otherwise to receive shares of Buyer Common Stock in accordance with the terms of this Agreement, the right to receive from Buyer 0.8484 (the “Exchange Ratio” ) shares of Buyer Common Stock (the “Stock Consideration” ); and

(iii) for each share of Target Common Stock other than Cash Election Shares and Stock Election Shares (collectively, the “Non-Electing Shares” ), the right to receive from Buyer the Stock Consideration.

(c) All shares of Target Common Stock, when so converted pursuant to Section 2.1(c) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate (a “Certificate” ) or book-entry share registered in the transfer books of Target (a “Book-Entry Share” ) that immediately prior to the Effective Time represented shares of Target Common Stock shall cease to have any rights with respect to such Target Common Stock other than the right to receive the Merger Consideration in accordance with Article 3, including the right, if any, to receive, pursuant to Sections 2.5 and 3.2, cash in lieu of fractional shares of Buyer Common Stock into which such shares of Target Common Stock have been converted together with the amounts, if any, payable pursuant to Section 3.2(d).

(d) Without limiting the other provisions of this Agreement and subject to Sections 6.2(d) and (e), if at any time during the period between the date of this Agreement and the Effective Time, Target should split, combine or otherwise reclassify the shares of Target Common Stock, or make a dividend or other distribution in shares of Target Common Stock (including any dividend or other distribution of securities convertible into Target Common Stock), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then (without limiting any other rights of Buyer hereunder), the Merger Consideration shall be ratably adjusted to reflect fully the effect of any such change.

2.2	Proration.

(a) Notwithstanding any other provision contained in this Agreement, the aggregate amount of Cash Consideration that holders of Target Common Stock shall be entitled to receive pursuant to this Article 2 (the “Cash Value”), shall be $32,020,410.

(b) Within ten Business Days after the Election Deadline, the Exchange Agent shall effect the allocation among holders of Target Common Stock of rights to receive the Cash Consideration or Stock Consideration in accordance with the Election Forms and as set forth in this Section 2.2.

(c) Maximum Cash Consideration Undersubscribed. If the number of Cash Election Shares times the Per Share Cash Amount is less than the Cash Value, then:

(i) all Cash Election Shares, including Cash Election Shares that are part of any Split Election Shares, shall be converted into the right to receive cash;

(ii) Non-Electing Shares shall then be deemed to be Cash Election Shares to the extent necessary to have the total number of Cash Election Shares times the Per Share Cash Amount equal to the Cash Value. If less than all of the Non-Electing Shares need to be treated as Cash Election Shares as provided in this clause (ii), then the Exchange Agent shall convert on a pro rata basis as described below in Section 2.2(f) hereof a sufficient number of Non-Electing Shares to Cash Election Shares, and all remaining Non-Electing Shares to Stock Election Shares;

(iii) if all of the Non-Electing Shares are converted to Cash Election Shares under Section 2.2(c)(ii) and the total number of Cash Election Shares times the Per Share Cash Amount is less than the Cash Value, then the Exchange Agent shall convert on a pro rata basis as described below in Section 2.2(f) hereof a sufficient number of Stock Election Shares, but excluding any Stock Election Shares that are part of any Split Election Shares, into Cash Election Shares (“Reallocated Cash Shares”) such that the sum of the number of Cash Election Shares plus the number of Reallocated Cash Shares times the Per Share Cash Amount equals the Cash Value, and all Reallocated Cash Shares will be converted into the right to receive cash; and

(iv) the Stock Election Shares that are not Reallocated Cash Shares shall be converted into the right to receive Buyer Common Stock.

(d) Maximum Cash Consideration Oversubscribed. If the number of Cash Election Shares times the Per Share Cash Amount is greater than the Cash Value, then:

(i) all Stock Election Shares and all Non-Electing Shares shall be converted into the right to receive Buyer Common Stock;

(ii) the Exchange Agent shall convert on a pro rata basis as described below in Section 2.2(f) hereof a sufficient number of Cash Election Shares, but excluding any Cash Election Shares that are part of any Split Election Shares, into Stock Election Shares (“Reallocated Stock Shares”) such that the number of remaining Cash Election Shares times the Per Share Cash Amount equals the Cash Value, and all Reallocated Stock Shares shall be converted into the right to receive Buyer Common Stock; and

(iii) the Cash Election Shares that are not Reallocated Stock Shares shall be converted into the right to receive cash.

(e) Maximum Cash Consideration Satisfied. If the number of Cash Election Shares times the Per Share Cash Amount is equal to the Cash Value, then subparagraphs (c) and (d) above shall not apply and all Cash Election Shares shall be converted into the right to receive cash and all Non-Electing Shares and all Stock Election Shares will be converted into the right to receive Buyer Common Stock.

(f) Pro Rata Reallocations. In the event that the Exchange Agent is required pursuant to Section 2.2(c)(iii) hereof to convert some Stock Election Shares into Reallocated Cash Shares, each holder of Stock Election Shares that are not part of any Split Election Shares (based upon the number of Stock Election Shares held that are not part of any Split Election Shares) shall be allocated a pro rata portion of the total Reallocated Cash Shares, based on the percentage of the total number of Stock Election Shares held by such holder. In the event the Exchange Agent is required pursuant to Section 2.2(d)(ii) hereof to convert some Cash Election Shares that are not part of any Split Election Shares (based upon the number of Cash Election Shares held that are not part of any Split Election Shares) into Reallocated Stock Shares, each holder of Cash Election Shares shall be allocated a pro rata portion of the total Reallocated Stock Shares, based on the percentage of the total number of Cash Election Shares held by such holder.

(g) Tax Amendments. If, in the judgment of legal counsel to Buyer, the application of the provisions of Section 2.2(c) or (d) may reasonably create material and adverse tax consequences to Buyer, Target, or Target’s Stockholders, then the Parties agree to mutually cooperate to amend or remove these provisions or otherwise mitigate any such material and adverse consequences, so long as such amendment, removal or mitigation is not prejudicial to the interests of the stockholders of Target.

2.3	Anti-Dilution Provisions.

In the event Buyer changes the number of shares of Buyer Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Merger Consideration (including the Exchange Ratio) shall be equitably and proportionately adjusted, if necessary and without duplication, to reflect such change.

2.4	Shares Held by Target or Buyer.

Each share of Target Common Stock that is issued and held by any Target Entity or Buyer Entity (other than shares of Target Common Stock held in a fiduciary capacity or as a result of debts previously contracted) immediately prior to the Effective Time (collectively, the “Canceled Shares”) shall automatically be canceled and retired and shall cease to exist, and no consideration shall be issued or delivered in exchange therefor.

2.5	Fractional Shares.

No certificate or scrip representing fractional shares of Buyer Common Stock shall be issued upon the surrender for exchange of Certificates or Target Book-Entry Shares, no dividend or distribution of Buyer shall relate to such fractional share interests, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Buyer. Notwithstanding any other provision of this Agreement, each holder of shares of Target Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Buyer Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash rounded up to the nearest cent (without interest) in an amount equal to such fractional part of a share of Buyer Common Stock that such holder of shares of Target Common Stock would otherwise have been entitled multiplied by the Average Closing Price. No such holder will be entitled to dividends, voting rights, or any other rights as a stockholder in respect of any fractional shares.

ARTICLE 3

EXCHANGE OF SHARES

3.1	Election Procedures.

Subject to the terms of the Exchange Agent Agreement, each holder of record of shares of Target Common Stock issued and outstanding immediately prior to the Effective Time (a “Holder”) shall have the right, subject to the limitations set forth in this Article 3, to submit an election on or prior to the Election Deadline in accordance with the following procedures:

(a) Each Holder may specify in a request made in accordance with the provisions of this Section 3.1 (herein called an “Election”) (i) the number of shares of Target Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of Target Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b) Buyer shall prepare a form reasonably acceptable to Target (the “Form of Election”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates or Book-Entry Shares to the Exchange Agent), which shall be mailed by Target to record holders of Target Common Stock so as to permit those holders to exercise their right to make an Election prior to the Election Deadline.

(c) Target shall mail or cause to be mailed or delivered, as applicable, the Form of Election to record holders of Common Stock as of the record date for the Target Stockholder Meeting not less than 20 Business Days prior to the anticipated Election Deadline (the “Mailing Date”). Buyer shall make available one or more Forms of Election as may reasonably be requested from time to time by all persons who become holders or beneficial owners of Target Common Stock during the period following the record date for the Target Stockholder Meeting and prior to the Election Deadline.

(d) Prior to the Mailing Date, Buyer shall appoint an exchange agent reasonably acceptable to Target (the “Exchange Agent”), for the purpose of receiving Elections and exchanging shares of Target Common Stock represented by Certificates or Book-Entry Shares for Merger Consideration, pursuant to an exchange agent agreement entered into prior to the Mailing Date (the “Exchange Agent Agreement”). Subject to the terms of the Exchange Agent Agreement, any Election shall have been made properly only if the Exchange Agent shall have received, by the Election Deadline, a Form of Election properly completed and signed and accompanied by Certificates representing the shares of Target Common Stock to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Target or by an appropriate customary guarantee of delivery of such Certificates, as set forth in such Form of Election, from a firm that is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act); provided, that such Certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery, and, in the case of Book-Entry Shares, any additional documents specified in the procedures set forth in the Form of Election. Failure to deliver shares of Target Common Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by Buyer, in its sole and absolute discretion. As used herein, unless otherwise agreed in advance by the Target and Buyer, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the date that is 30 days following the Closing Date. Target and Buyer shall issue a press release announcing the anticipated date of the Election Deadline not more than 15 Business Days before, and at least five Business Days prior to, the Election Deadline.

(e) Any Holder may, at any time prior to the Election Deadline, change or revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election or by withdrawal prior to the Election Deadline of his or her Certificates, or of the guarantee of delivery of such Certificates, or any documents in respect of Book-Entry Shares, previously deposited with the Exchange Agent. After an Election is validly made with respect to any shares of Target Common Stock, any subsequent transfer of such shares of Target Common Stock shall automatically revoke such Election. Subject to the terms of the Exchange Agent Agreement and this Agreement, the Exchange Agent shall have reasonable discretion to determine if any Election is not properly made with respect to any shares of Target Common Stock (neither Buyer nor Target nor the Exchange Agent being under any duty to notify any stockholder of any such defect); in the event the Exchange Agent makes such a determination, such Election shall be deemed to be not in effect, and the shares of Target Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Electing Shares, unless a proper Election is thereafter timely made with respect to such shares.

(f) Subject to the terms of the Exchange Agent Agreement, Buyer, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 2.2, (ii) the issuance and delivery of certificates (“Buyer Certificates” ) representing the number of shares of Buyer Common Stock into which shares of Target Common Stock are converted into the right to receive in the Merger and (iii) the method of payment of cash for shares of Target Common Stock converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of Buyer Common Stock.

3.2	Exchange Procedures.

(a) Deposit of Merger Consideration. At or prior to the Effective Time, Buyer shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of shares of Target Common Stock, at the Effective Time, for exchange in accordance with this Article 3, (i) evidence of Buyer Common Stock in book-entry form issuable pursuant to Section 2.1(b) equal to the aggregate Stock

Consideration and (ii) immediately available funds equal to the aggregate Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.5) (collectively, the “Exchange Fund”) and Buyer shall instruct the Exchange Agent to timely pay the Cash Consideration and cash in lieu of fractional shares, in accordance with this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by Buyer or the Surviving Entity. Interest and other income on the Exchange Fund shall be the sole and exclusive property of Buyer and the Surviving Corporation and shall be paid to Buyer or the Surviving Corporation, as Buyer directs. No investment of the Exchange Fund shall relieve Buyer, the Surviving Corporation or the Exchange Agent from making the payments required by this Article 3 and following any losses from any such investment, Buyer shall promptly provide additional funds to the Exchange Agent to the extent necessary to satisfy Buyer’s obligations hereunder for the benefit of the holders of shares of Target Common Stock at the Effective Time, which additional funds, if any, will be deemed to be part of the Exchange Fund.

(b) Delivery of Merger Consideration. As soon as reasonably practicable after the Effective Time and in any event not later than five Business Days following the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate or Book-Entry Share immediately prior to the Effective Time a Form of Election and instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration, in such form as the Target and Buyer may reasonably agree. Upon proper surrender of a Certificate or Book-Entry Share for exchange and cancellation to the Exchange Agent, together with a Form of Election, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration (which, to the extent it is Stock Consideration, shall be in non-certificated book-entry form) in respect of the shares of Target Common Stock formerly represented by such Certificate or Book-Entry Share and such Certificate or Book-Entry Share so surrendered shall forthwith be canceled. No interest will be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable upon the surrender of the Certificates or Book-Entry Shares.

(c) Share Transfer Books. At the Effective Time, the share transfer books of Target shall be closed, and thereafter there shall be no further registration of transfers of shares of Target Common Stock. From and after the Effective Time, Persons who held shares of Target Common Stock immediately prior to the Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein. On or after the Effective Time, any Certificates or Book-Entry Shares presented to the Exchange Agent or the Surviving Corporation for any reason shall be canceled and exchanged for the Merger Consideration with respect to the shares of Target Common Stock formerly represented thereby.

(d) Dividends with Respect to Buyer Common Stock. No dividends or other distributions with respect to Buyer Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Buyer Common Stock issuable with respect to such Certificate or Book-Entry Share in accordance with this Agreement, and all such dividends and other distributions shall be paid by Buyer to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) there shall be paid to the record holder of the shares of Buyer Common Stock, if any, issued in exchange therefor, without interest, (i) all dividends and other distributions payable in respect of any such shares of Buyer Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Buyer Common Stock.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest and other income received with respect thereto) which remains undistributed to the former holders of shares of Target Common Stock on the first anniversary of the Effective Time shall be delivered to Buyer, and any former holders of shares of Target Common Stock who have not theretofore received any Merger Consideration (including any cash in lieu of fractional shares and any applicable dividends or other distributions with respect to Buyer Common Stock) to which they are entitled under this Article 3 shall thereafter look only to Buyer and the Surviving Corporation for payment of their claims with respect thereto.

(f) No Liability. None of Buyer, Target, the Surviving Corporation or the Exchange Agent, or any employee, officer, director, agent or Affiliate of any of them, shall be liable to any holder of shares of Target Common Stock in respect of any cash that would have otherwise been payable in respect of any Certificate or Book-Entry Share from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Regulatory Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

(g) Withholding Rights. Each and any of Buyer, the Surviving Corporation or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and any other amounts or property otherwise payable or distributable to any Person pursuant to this Agreement such amounts or property (or portions thereof) as Buyer, the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment or distribution under the Internal Revenue Code, and the rules and regulations promulgated thereunder, or any provision of applicable Tax Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate Regulatory Authority by Buyer, the Surviving Corporation, or the Exchange Agent, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Buyer, the Surviving Corporation, or the Exchange Agent, as applicable.

(h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable and customary amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article 3.

3.3	Dissenting Stockholders.

(a) Notwithstanding anything in this Agreement to the contrary, shares of Target Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by any holder who is entitled to demand and properly demands appraisal of such Dissenting Shares pursuant to, and who complies in all respects with, the provisions of Sections 92A.300 to 92A.500 of the NRSA (“Sections 92A.300 to 92A.500” ) (the “Dissenting Stockholders”), shall not be converted into or be exchangeable for the right to receive any of the consideration as specified in Article 2 (the “Dissenting Shares”), but instead such holder shall be entitled to payment of the fair value of such Dissenting Shares in accordance with the provisions of Sections 92A.300 to 92A.500. At the Effective Time, all Dissenting Shares shall no longer be outstanding, shall automatically be canceled and retired and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Sections 92A.300 to 92A.500. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Sections 92A.300 to 92A.500, or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Sections 92A.300 to 92A.500, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares under Sections 92A.300 to 92A.500 shall cease and such Dissenting Shares shall be deemed to be Non-Electing Shares that have been converted at the Effective Time into, and shall have become, the right to receive the Stock Consideration as provided in Section 2.1(c)(iii) of this Agreement, subject, if applicable, to the proration provided for in Section 2.2.

(b) Target shall give Buyer prompt written notice (but in any event within 48 hours) to Buyer of any demands for appraisal of any shares of Target Common Stock and any withdrawals of such demands, and Buyer shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Target shall not, except with the prior written consent of Buyer, voluntarily make any payment with respect to, or settle, or offer or agree to settle, any such demand for payment.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF TARGET

Except as Previously Disclosed, Target hereby represents and warrants to Buyer as follows:

4.1	Organization, Standing, and Power.

(a) Status of Target. Target is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Nevada and has the corporate power and authority necessary to carry on its business as now conducted and to own, lease and operate its Assets. Target is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such failure to be so qualified or licensed has not had or would not be reasonably expected to have a Material Adverse Effect. Target is duly registered with the Board of Governors of the Federal Reserve System as a bank holding company under the BHC Act. True, complete and correct copies of the certificate of incorporation of Target and the bylaws of Target, each as in effect as of the date of this Agreement, have been delivered or made available to Buyer.

(b) Status of Bank. The Target Bank is a direct, wholly owned Subsidiary of Target, is duly organized, validly existing and in good standing under the Laws of the United States of America, is authorized under the Laws of the United States of America to engage in the Business and otherwise has the corporate power and authority to own or lease all of its properties and Assets and to conduct its business in the manner in which its business is now being conducted. The Target Bank is duly qualified to do business and is in good standing in each jurisdiction in which its ownership of properties or conduct of business requires such qualification except where failure to be so qualified has not had and would not reasonably be expected to have a Material Adverse Effect. Complete and correct copies of the Charter Documents of the Target Bank, as currently in effect, have been delivered or made available to Buyer.

4.2	Authority of Target; No Breach By Agreement.

(a) Target has the corporate power and authority necessary to execute, deliver, and, other than with respect to the Merger, perform this Agreement, and with respect to the Merger, upon the adoption and approval of this Agreement and the Merger by Target’s stockholders in accordance with this Agreement and the NRSA, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized and approved by all necessary corporate action in respect thereof on the part of Target (including a determination by the board of directors of Target that this Agreement is advisable and in the best interests of Target’s stockholders), subject to the approval and adoption of this Agreement by the holders of a majority of the outstanding shares of Target Common Stock as contemplated by Section 7.1. Subject to such requisite stockholder approval, and assuming the due authorization, execution and delivery by Buyer, this Agreement represents a legal, valid, and binding obligation of Target, enforceable against Target in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b) Neither the execution and delivery of this Agreement by Target, nor the consummation by Target of the transactions contemplated hereby, nor compliance by Target with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Target’s certificate of incorporation or bylaws or the certificate or articles of incorporation, bylaws or other governing instruments of the Target Bank or any resolution adopted by the board of directors or the stockholders of any Target Entity, (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Target Entity under, any Contract or Permit of any Target Entity, or (iii) subject to receipt of the Requisite Regulatory Approvals, constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Target Entity or any of their respective material Assets.

(c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, the DGCL, the Laws of the United States of America with respect to the Target Bank, and Consents required from Regulatory Authorities, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Target of the Merger and by the Target Bank of the Bank Merger and the other transactions contemplated in this Agreement.

(d) Target Debt. Target has no debt that is secured by Target Bank Common Stock.

4.3	Capitalization of Target.

(a) Ownership. The authorized capital stock of Target consists of (i) 1,080,00 shares of Target Common Stock. As of the close of business on November 21, 2013 and as of the Effective Time, (i) 1,067,347 shares of Target Common Stock (excluding treasury shares) were and will be issued and outstanding, (ii) 12,653 shares of Target Common Stock were held by Target in its treasury, and (iii) no shares of Target preferred stock were and will be issued and outstanding or held by Target in its treasury.

(b) All of the issued and outstanding shares of capital stock of Target are duly and validly issued and outstanding and are fully paid and nonassessable under the DGCL. None of the outstanding shares of capital stock of Target has been issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities of the current or past stockholders of Target.

(c) Outstanding Stock Rights. There are no (i) existing stock option and other stock-based compensation plans of any kind or any nature with respect to securities of Target or the Target Bank, (ii) outstanding preemptive rights, subscriptions, options, calls, warrants or other rights of any kind or nature to acquire any securities of Target, (iii) outstanding securities, instruments or obligations that are or may become convertible into or exchangeable for any securities of Target, (iv) Contracts under which Target or the Target Bank are or may become obligated to sell, issue or otherwise dispose of or redeem, purchase or otherwise acquire any securities of Target, (v) stockholder agreements, voting trusts or other agreements, arrangements or understandings to which Target or the Target Bank is a party or of which Target is aware, that may reasonably be expected to affect the exercise of voting or any other rights with respect to the capital stock of Target, or (vi) outstanding bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the stockholder of Target may vote.

(d) No bonds, debentures, notes or other indebtedness having the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Target may vote are issued or outstanding. There are no Contracts pursuant to which Target or any Target Subsidiaries is or could be required to register shares of Target’s capital stock or other securities under the Securities Act or to issue, deliver, transfer or sell any shares of capital stock, Equity Rights or other securities of Target or any Target Subsidiaries. No Target Subsidiary owns any capital stock of Target.

(e) Target Subsidiaries. Target does not have any Subsidiaries nor own any equity interests in any other Person other than the Target Bank.

4.4	Capitalization of the Target Bank.

(a) Ownership. The authorized capital stock of the Target Bank consists of 360,000 shares of common stock, par value $12.50 per share (the “Target Bank Common Stock” ), and 1,080,000 shares of Target Bank Common Stock are outstanding as of the date of this Agreement. No other shares of capital stock of the Target Bank are issued or outstanding as of the date of this Agreement. All of the outstanding shares of Target Bank Common Stock are directly and beneficially owned and held by Target. All of the issued and outstanding shares of capital stock of the Target Bank are duly and validly issued and outstanding and are fully paid and nonassessable under the Laws of the United States of America. None of the outstanding shares of capital stock of the Target Bank has been issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities of the current or past stockholders of the Target Bank.

(b) All of the issued and outstanding shares of capital stock of the Bank are duly and validly issued and outstanding and are fully paid and nonassessable under the National Bank Act. None of the outstanding shares of capital stock of the Bank has been issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities of the current or past stockholders of the Bank.

(c) Outstanding Stock Rights. Except for preemptive rights, there are no (i) outstanding subscriptions, options, calls, warrants or other rights of any kind or nature to acquire any securities of the Target Bank, (ii) outstanding securities, instruments or obligations that are or may become convertible into or exchangeable for any securities of the Target Bank, (iii) Contracts under which Target or the Target Bank are or may become obligated to sell, issue or otherwise dispose of or redeem, purchase or otherwise acquire any securities of the Target Bank, (iv) stockholder agreements, voting trusts or other agreements, arrangements or understandings to which Target or Target Bank is a party or of which Target is aware, that may reasonably be expected to affect the exercise of voting or any other rights with respect to the capital stock of the Target Bank, or (v) outstanding bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the stockholder of the Target Bank may vote.

(d) Bank Subsidiaries. The Target Bank does not have any Subsidiaries nor own any equity interests in any other Person.

4.5	Target Subsidiaries.

Target has no Subsidiaries other than the Target Bank. Target owns all of the issued and outstanding shares of capital stock (or other equity interests) of the Target Bank. No capital stock (or other equity interest) of the Target Bank is or may become required to be issued (other than to another Target Entity) by reason of any Equity Rights, and there are no Contracts by which the Target Bank is bound to issue (other than to another Target Entity) additional shares of its capital stock (or other equity interests) or Equity Rights or by which any Target Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of the Target Bank (other than to another Target Entity). There are no Contracts relating to the rights of any Target Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of the Target Bank. All of the shares of capital stock (or other equity interests) of the Target Bank held by a Target Entity are fully paid under the Laws of the United States of America and are owned by the Target Entity free and clear of any Lien. The Target Bank is a depository institution is an “insured depository institution” as defined in the Federal Deposit Insurance Act (the “FDIA”) and applicable regulations thereunder, the deposits in which are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the maximum amount permitted by applicable Law and all premiums and assessments required to be paid in connection therewith have been paid when due. No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of Target, threatened. The articles or certificate of incorporation, bylaws, or other governing documents of the Target Bank comply with applicable Law.

4.6	Regulatory Reports.

(a) Target’s Reports. Target has filed on a timely basis, all material forms, filings, registrations, submissions, statements, certifications, reports and documents required to be filed or furnished by it with any Regulatory Authority, including any and all federal and state banking authorities, and such reports were complete and accurate in all material respects and in compliance in all material respects with the requirements of any applicable Law, since December 31, 2009.

(b) Target Bank’s Reports. The Target Bank has duly filed with the FDIC, the Office of the Comptroller of the Currency (the “OCC”) and any other applicable Regulatory Authorities, as the case may be, all reports, returns, filings, information, data, registrations, submissions, statements, required to be filed under any applicable Law, including any and all federal and state banking authorities, and such reports were complete and accurate in all material respects and in compliance in all material respects with the requirements of any applicable Law since December 31, 2009.

4.7	Financial Matters.

(a) Financial Statements. Target has made available to Buyer the Target Financial Statements. The Target Financial Statements (i) are true, accurate and complete in all material respects, (ii) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied except as may be otherwise indicated in the notes thereto and except with respect to the interim financial statements for the omission of footnotes and (iii) fairly present in all material respects the financial condition of Target and the Target Bank, as applicable of the respective dates set forth therein and the results of operations, stockholders’ equity and cash flows of Target and the Target Bank, as applicable, for the respective periods set forth therein, subject in the case of the interim financial statements to year-end adjustments. The consolidated financial statements of Target to be prepared after the date of this Agreement and prior to the Closing (A) will be true, accurate and complete in all material respects, (B) will have been prepared in accordance with GAAP and regulatory accounting principles consistently applied except as may be otherwise indicated in the notes thereto and except with respect to unaudited financial statements for the omission of footnotes and (C) will fairly present in all material respects the financial condition of Target as of the respective dates set forth therein and the results of operations, stockholders’ equity and cash flows of Target for the respective periods set forth therein, subject in the case of unaudited financial statements to year-end adjustments.

(b) Call Reports. The financial statements contained in the Call Reports of the Target Bank for the periods ending December 31, 2012, March 31, 2013, June 30, 2013, and September 30, 2013 (i) are true, accurate and complete in all material respects, (ii) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes, and (iii) fairly present in all material respects the financial condition of the Target Bank as of the respective dates set forth therein and the results of operations and stockholders’ equity for the respective periods set forth therein, subject to year-end adjustments. The financial statements contained in the Call Reports of the Target Bank to be prepared after the date of this Agreement and prior to the Closing (A) will be true, accurate and complete in all material respects, (B) will have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes, and (C) will fairly present in all material respects the financial condition of the Target Bank as of the respective dates set forth therein and the results of operations and stockholders’ equity of the Target Bank for the respective periods set forth therein, subject to year-end adjustments.

(c) Systems and Processes. The Target Bank has in place sufficient systems and processes that are customary for a community bank of the size of the Target Bank and that are designed to (i) provide reasonable assurances regarding the reliability of the Target Bank’s financial statements and (ii) in a timely manner accumulate and communicate to the Target Bank’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in the Target Bank’s financial statements or any report or filing to be filed or provided to any Regulatory Authority. Neither the Target Bank nor, to Target’s Knowledge, any employee, auditor, accountant or representative of the Target Bank has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the adequacy of such systems and processes or the accuracy or integrity of the Target Bank’s financial statements. To Target’s Knowledge, there has been no instance of fraud by the Target Bank, whether or not material, that occurred during any period covered by the Call Reports.

(d) Auditor Independence. During the periods covered by the Call Reports, the external auditor was independent of the Target Bank and its management. As of the date hereof, the external auditor for Target and the Target Bank has not resigned or been dismissed as a result of or in connection with any disagreements with Target or the Target Bank on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

4.8	Books and Records.

The Books and Records have been and are being maintained in the Ordinary Course in accordance and compliance with all applicable accounting requirements and Laws and are complete and accurate in all material respects to reflect corporate action by Target and the Target Bank.

4.9	Absence of Undisclosed Liabilities.

No Target Entity has incurred any Liability, except for Liabilities (i) incurred in the Ordinary Course since December 31, 2012, (ii) incurred in connection with this Agreement and the transactions contemplated hereby, (iii) that are accrued or reserved against in the consolidated balance sheet of Target as of September 30, 2013 included the Interim Financial Statements for the period ending September 30, 2013 or in Target Bank’s Call Report for the period ended September 30, 2013, or (iv) that are not reasonably likely to have a Material Adverse Effect on Target.

4.10	Absence of Certain Changes or Events.

(a) Since December 31, 2012, there has not been a Material Adverse Effect on Target.

(b) Since December 31, 2012, Target and its Subsidiaries have carried on their respective businesses only in the ordinary and usual course of business consistent with their past practices and none of Target nor any of its Subsidiaries have taken any action that would be prohibited by Sections 6.2(b), (d), (e), (f), (h), (i), (j), (k), (l), (o), (r), and (u) if taken after the date hereof.

4.11	Tax Matters.

(a) All Target Entities have timely filed with the appropriate Taxing authorities all material Tax Returns in all jurisdictions in which such Tax Returns are required to be filed, and such Tax Returns are correct and complete in all material respects. None of the Target Entities is the beneficiary of any extension of time within which to file any Tax Return (other than any extensions to file Tax Returns obtained in the Ordinary Course). All material Taxes of the Target Entities (whether or not shown on any Tax Return) that are due have been fully and timely paid. There are no Liens for any material amount of Taxes (other than a Lien for Taxes not yet due and payable or for which are being contested in appropriate proceedings) on any of the Assets of any of the Target Entities. No claim has ever been made in writing by an authority in a jurisdiction where any Target Entity does not file a Tax Return that such Target Entity may be subject to Taxes by that jurisdiction.

(b) None of the Target Entities has received any written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits or examinations regarding any Taxes of any Target Entity or the Assets of any Target Entity. None of the Target Entities has waived any statute of limitations in respect of any Taxes.

(c) Each Target Entity has complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Internal Revenue Code or similar provisions under foreign Law.

(d) The unpaid Taxes of each Target Entity (i) did not, as of the most recent fiscal quarter end, materially exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto) for such Target Entity and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Target Entities in filing their Tax Returns.

(e) None of the Target Entities is a party to any Tax indemnity, allocation or sharing agreement (other than any agreement solely between the Target Entities and other than any customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes) and none of the Target Entities has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Target) or has any Tax Liability of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law (other than the other members of the consolidated group of which Target is parent), or as a transferee or successor.

(f) Since December 31, 2008, none of the Target Entities was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Internal Revenue Code.

(g) None of the Target Entities will be required to include after the Closing any material adjustment in taxable income pursuant to Section 481 of the Internal Revenue Code or any comparable provision under state or foreign Tax Laws as a result of transactions or events occurring prior to the Closing. The net operating losses of the Target Entities are not subject to any limitation on their use under the provisions of Section 382 of the Internal Revenue Code other than any such limitation under the provisions of Section 382 of the Internal Revenue Code as may arise as a result of the consummation of the transactions contemplated by this Agreement. None of the Target Entities have participated in any “reportable transactions” within the meaning of Treasury Regulation Section 1.6011-4.

4.12	Assets.

Each Target Entity has good and marketable title to those Assets reflected in the latest Target Financial Statements as being owned by such Target Entity or acquired after the date thereof (except Assets sold or otherwise disposed of since the date thereof in the Ordinary Course), free and clear of all Liens, except (a) statutory Liens securing payments not yet due, (b) Liens for real property Taxes not yet due and payable, (c) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and (d) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Liens”). Each Target Entity is the lessee of all leasehold estates reflected in the latest Target Financial Statements, free and clear of all Liens of any nature whatsoever, except for Permitted Liens, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Knowledge of Target, the lessor. There are no pending or, to the Knowledge of Target, threatened condemnation or eminent domain proceedings against any real property that is owned or leased by each Target Entity. Target and its Subsidiaries own or lease all properties as are necessary to their operations now conducted, and all of the Target Entities’ right to the use of and title to the name “First Wyoming” and “First National Bank of Wyoming” will be transferred to Buyer in connection with the completion of the transactions contemplated by this Agreement.

4.13	Intellectual Property.

Each Target Entity owns or has a valid license to use all of the Intellectual Property necessary to carry on the business of such Target Entity, including sufficient rights in each copy possessed by each Target Entity. Each Target Entity is the owner of or has a license, with the right to sublicense, to any Intellectual Property sold or licensed to a third party by such Target Entity in connection with such Target Entity’s business operations, and such Target Entity has the right to convey by sale or license any Intellectual Property so conveyed. No Target Entity is in Default under any of its Intellectual Property licenses. No proceedings have been instituted, or are pending or to the Knowledge of Target threatened, which challenge the rights of any Target Entity with respect to Intellectual Property used, sold or licensed by such Target Entity in the course of its business, nor has any person claimed or alleged any rights to such Intellectual Property. The conduct of the business of the Target Entities does not infringe any Intellectual Property of any other person. The validity, continuation and effectiveness of all licenses and other agreements relating to Intellectual Property used by any Target Entity in the course of its business and the current terms thereof will not be affected by the transactions contemplated by this Agreement.

4.14	Environmental Matters.

(a) Each Target Entity, its Participation Facilities, and its Operating Properties are, and have been, in compliance, in all material respects, with all Environmental Laws.

(b) There is no Litigation pending or, to the Knowledge of Target, threatened before any court, governmental agency, or authority or other forum in which any Target Entity or any of its Operating Properties or Participation Facilities (or Target in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site currently or formerly owned, leased, or operated by any Target Entity or any of its Operating Properties or Participation Facilities, nor is there any reasonable basis for any Litigation of a type described in this sentence.

4.15	Compliance with Laws.

(a) Target is duly registered as a bank holding company under the BHC Act. Each Target Entity has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted and there has occurred no Default under any such Permit. None of the Target Entities:

(i) is in Default under any of the provisions of its certificate of incorporation or bylaws (or other governing instruments);

(ii) is in material Default under any Laws, Orders, or Permits applicable to its business or employees conducting its business; or

(iii) since December 31, 2008, has received any written notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Target Entity is not in compliance with any Laws or Orders, or (ii) requiring any Target Entity to enter into or consent to the issuance of a cease and desist order, injunction formal agreement, directive, commitment, or memorandum of understanding, or to adopt any board resolution or similar undertaking, which restricts materially the conduct of its business.

(b) Target and each Target Entity is in compliance in all material respects with all applicable Laws, regulatory capital requirements, or court decrees to which they or their properties or assets may be subject, including, but not limited to, the Securities Laws, and applicable Laws of the Federal Reserve, the FDIC, any applicable state, federal or self-regulatory organization, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, all other applicable fair lending and fair housing Laws or other Laws relating to discrimination (including, without limitation, anti-redlining, equal credit opportunity and fair credit reporting), truth-in-lending, real estate settlement procedures or consumer credit (including, without limitation, the Consumer Credit Protection Act, the Truth-in-Lending Act, the Real Estate Settlement Procedures Act of 1974, and the Equal Credit Opportunity Act, and applicable regulations thereunder). Neither Target nor any Target Entity has received any written communication from any governmental entity asserting that any Target Entity is not in compliance in any material respect with any Law.

4.16	Community Reinvestment Act Compliance.

The Target Bank is an “insured depositary institution” as defined in the FDIA and applicable regulations thereunder, is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder and has received a Community Reinvestment Act rating of “satisfactory” in its most recently completed exam, and Target has no Knowledge of the existence of any fact or circumstance or set of facts or circumstances which could reasonably be expected to result in the Target Bank having its current rating lowered.

4.17	Foreign Corrupt Practices.

No Target Entity, or, to the Knowledge of Target, any director, officer, agent, employee or other Person acting on behalf of a Target Entity has, in the course of its actions for, or on behalf of, any Target Entity (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, (iv) made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment; (v) violated or is in violation of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of any jurisdiction, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving any Target Entity with respect to the Money Laundering Laws is pending or, to the best knowledge of Target, threatened; or (vi) engaged in any business activity related to the petroleum industry, military applications, the governments of Iran or Syria, and transfers of goods, technologies or services (including financial services) that may assist the governments of Iran or Syria or facilitate money laundering or other activities proscribed by Law.

4.18	Labor Relations.

(a) No Target Entity is the subject of any Litigation asserting that it or any other Target Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or other violation of state or federal labor Law or seeking to compel it or any other Target Entity to bargain with any labor organization or other employee representative as to wages or conditions of employment, nor is any Target Entity party to or currently negotiating any collective bargaining agreement or subject to any bargaining order, injunction or other Order relating to Target’s relationship or dealings with its employees, any labor organization or any other employee representative. There is no strike, slowdown, lockout or other job action or labor dispute involving any Target Entity pending or threatened and there have been no such actions or disputes since December 31, 2008. To the Knowledge of Target, since December 31, 2008, there has not been any attempt by any Target Entity employees or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of any Target Entity. The employment of each employee and the engagement of each independent contractor of each Target Entity are terminable at will by the relevant Target Entity without any penalty, liability or severance obligation incurred by any Target Entity.

(b) All of the employees employed in the United States are either United States citizens or are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986,

as amended, other United States immigration Laws and the Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed, and each individual who renders services to any Target Entity is properly classified as having the status of an employee or independent contractor or other non-employee status (including for purposes of taxation and Tax reporting and under Target Benefit Plans).

4.19	Employee Benefit Plans.

(a) Target has made available to Buyer prior to the execution of this Agreement, true and correct copies of each Employee Benefit Plan currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Target Entity or ERISA Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, retirees, former employees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate or with respect to which any Target Entity or any ERISA Affiliate has or may have any obligation or Liability (collectively, the “Target Benefit Plans”). Any of the Target Benefit Plans which is an “employee pension benefit plan,” as that term is defined in ERISA Section 3(2), is referred to herein as a “Target ERISA Plan”. Section 4.19(a) of Target’s Disclosure Memorandum has a complete and accurate list of all Target Benefit Plans.

(b) Target has made available to Buyer prior to the execution of this Agreement (i) all trust agreements or other funding arrangements for all Target Benefit Plans, (ii) all determination letters, opinion letters, information letters or advisory opinions issued by the United States Internal Revenue Service (the “IRS”), the United States Department of Labor (the “DOL”) or the Pension Benefit Guaranty Corporation during this calendar year or any of the preceding three calendar years, (iii) annual reports or returns, audited or unaudited financial statements, actuarial reports and valuations prepared for any Target Benefit Plan for the current plan year and the preceding plan year, and (iv) the most recent summary plan descriptions and any material modifications thereto.

(c) Each Target Benefit Plan is and has been maintained in material compliance with the terms of such Target Benefit Plan, and in material compliance with the applicable requirements of the Internal Revenue Code, ERISA, and any other applicable Laws. Each Target Benefit Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code is so qualified and has received a favorable determination letter, or for a prototype plan, opinion letter, from the IRS that is still in effect and applies to the Target Benefit Plan. Nothing has occurred and no circumstance exists that could adversely affect the qualified status of such Target Benefit Plan or result in a requirement to voluntarily correct any qualification defects to maintain the qualified status of the plan.

(d) There are no threatened or pending claims or disputes under the terms of, or in connection with, the Target Benefit Plans other than claims for benefits in the Ordinary Course and no action, proceeding, prosecution, inquiry, hearing or investigation has been commenced with respect to any Target Benefit Plan.

(e) No “party in interest” (as defined in ERISA Section 3(14)) or “disqualified person” (as defined in Internal Revenue Code Section 4975(e)(2)) of any Target Benefit Plan has engaged in any nonexempt “prohibited transaction” (described in Internal Revenue Code Section 4975(c) or ERISA Section 406).

(f) Neither the Target Entities nor any ERISA Affiliate has at any time been a party to or maintained, sponsored, contributed to or has been obligated to contribute to, or had any liability with respect to (i) any plan subject to Title IV of ERISA, including a “multiemployer plan” (as defined in ERISA Section 3(37) and 4001(a)(3)); (ii) a “multiple employer plan” (within the meaning of ERISA or the Internal Revenue Code); (iii) a self-funded health or welfare benefit plan; (iv) any voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Internal Revenue Code); or (v) an arrangement that is not either exempt from, or in compliance with, Section 409A of the Internal Revenue Code or that provides for indemnification for or gross-up of any taxes thereunder.

(g) No Target Entity has any Liability for retiree health and life benefits under any of the Target Benefit Plans. There are no restrictions on the rights of each Target Entity to amend or terminate any Target Benefit Plan that is a retiree health or benefit plan and such termination will not result in any Liability thereunder. No Tax under Internal Revenue Code Sections 4980B or 5000 has been incurred with respect to any Target Benefit Plan and no circumstance exists which could give rise to such Tax.

(h) All contributions required to be made to any Target Benefit Plan by applicable Law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Target Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Target Entities.

(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of any Target Entity, or result in any (a) requirement to fund any benefits or set aside benefits in a trust (including a rabbi trust) or (b) limitation on the right of any Target Entity to amend, merge, terminate or receive a reversion of assets from any Target Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Target Entities in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code. Section 4.19(i) of the Target’s Disclosure Memorandum sets forth accurate and complete data with respect to each individual who has a contractual right to severance pay or pay or benefits triggered by a change in control and the amounts potentially payable to each such individual in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) or as a result of a termination of employment or service, taking into account any contractual provisions relating to Section 280G of the Internal Revenue Code. No Target Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 of the Internal Revenue Code, or otherwise.

(j) The Target Entities have complied, in all material respects, and will be in material compliance, as of the Closing Date, with Sections 111 and 302 of the Emergency Economic Stabilization Act of 2008, as amended by the U.S. American Recovery and Reinvestment Act of 2009, including all guidance issued thereunder by a Regulatory Authority (collectively “EESA”). Each employee of a Target Entity who is subject to the limitations imposed under EESA has executed a waiver of claims against the Target Entities with respect to limiting or reducing rights to compensation, including severance payments and benefits, for so long as the EESA limitations are required to be imposed.

4.20	Material Contracts.

Except as otherwise reflected in the Target Financial Statements, none of the Target Entities, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (a) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $75,000, (b) any Contract relating to the borrowing of money by any Target Entity or the guarantee by any Target Entity of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of depository institution Subsidiaries, and trade payables) in excess of $50,000, (c) any Contract which prohibits or restricts any Target Entity (and/or, following consummation of the transactions contemplated by this Agreement, Buyer) from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (d) any Contract between or among Target Entities, (e) any Contract relating to the purchase or sale of any goods or services by a Target Entity (other than Contracts entered into in the Ordinary Course and involving payments under any individual Contract not in excess of $125,000 or involving Loans, borrowings or guarantees originated or purchased by any Target Entity in the Ordinary Course), (f) any Contract which obligates any Target Entity to conduct business with any third party on an exclusive or preferential basis, (g) any Contract which requires referrals of business or requires any Target Entity to make available investment opportunities to any person on a priority or exclusive basis, (h) any Contract which grants any “most favored nation” right, right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of any Target Entity, (i) any Contract which limits the payment of dividends by any Target Entity, (j) any Contract pursuant to which any Target Entity has agreed with any third parties to become a member of, manage or control a joint venture, partnership, limited liability company or other similar entity, (k) any Contract pursuant to which any Target Entity has agreed with any third party to a change of control transaction such as an acquisition, divestiture or merger and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect, (l) any Contract which relates to Intellectual Property of Target (including permitting the use of the names “The First National Bank of Wyoming”, “First Wyoming” or any variant thereof), (m) any Contract between any Target Entity, on the one hand, and (1) any officer or director of any Target Entity, or (2) to the Knowledge of Target, any (x) record or beneficial owner of five percent or more of the voting securities of Target, (y) Affiliate or family member of any such officer, director or record or beneficial owner or (z) any other Affiliate of Target, on the other hand, except those of a type available to employees of Target generally, or (n) any other Contract or amendment thereto that is material to any Target Entity or their respective business or Assets (together with all Contracts referred to in Sections 4.13 and 4.19(a), (the “Target Contracts”). With respect to each Target Contract: (i) the Contract is in full force and effect and enforceable in accordance with its terms; (ii) no Target Entity is in material Default thereunder; (iii) no Target Entity has repudiated or waived any material provision of any such Contract; and (iv) no other party to any such Contract is, to the Knowledge of Target, in Default in any material respect or has repudiated or waived any material provision thereunder. All of the Target Contracts have been Previously Disclosed. All of the indebtedness of any Target Entity for money borrowed is prepayable at any time by such Target Entity without penalty or premium.

4.21	Derivative Instruments and Transactions.

All Derivative Transactions (as defined below) whether entered into for the account of any Target Entity or for the account of a customer of any Target Entity (a) were entered into in the Ordinary Course and in accordance with prudent banking practice and applicable rules, regulations and policies of all applicable Regulatory Authorities, (b) are legal, valid and binding obligations of the Target Entity party thereto and, to the Knowledge of Target, each of the counterparties thereto, and (c) are in full force and effect and enforceable in accordance with their terms. Target or its Subsidiaries and, to the Knowledge of Target, the counterparties to all such Derivative Transactions, have duly performed, in all material respects, their obligations thereunder to the extent that such obligations to perform have accrued. To the Knowledge of Target, there are no material breaches, violations or Defaults or allegations or assertions of such by any party pursuant to any such Derivative Transactions. The financial position of Target and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in the books and records of Target and such Subsidiaries in accordance with GAAP. For purposes of this Agreement, the term “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

4.22	Legal Proceedings.

There is no Litigation instituted or pending, or, to the Knowledge of Target, threatened against any Target Entity, or against any current or former director, officer or employee in their capacities as such or Employee Benefit Plan of any Target Entity, or against any Asset, interest, or right of any of them, nor are there any Orders outstanding against any Target Entity. Section 4.22 of Target’s Disclosure Memorandum sets forth a list of all Litigation as of the date of this Agreement to which any Target Entity is a party and which names a Target Entity as a defendant or cross-defendant. Section 4.22 of Target’s Disclosure Memorandum sets forth a list of all Orders to which any Target Entity is subject.

4.23	Statements True and Correct.

(a) None of the information supplied or to be supplied by any Target Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by Buyer with the SEC will, when supplied or when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. The portions of the Registration Statement and the Proxy Statement relating to Target and its Subsidiaries and other portions within the reasonable control of Target and its Subsidiaries will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

(b) None of the information supplied or to be supplied by any Target Entity or any Affiliate thereof for inclusion in the Proxy Statement, and any other documents to be filed by a Target Entity or any Affiliate thereof with any Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such information is supplied and such documents are filed, and with respect to the Proxy Statement, when first mailed to the stockholders of Target, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders’ Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders’ Meeting.

4.24	State Takeover Statutes and Takeover Provisions.

Target has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “fair price,” “affiliate transaction,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Laws”). No Target Entity is the beneficial owner (directly or indirectly) of more than 10% of the outstanding capital stock of Buyer entitled to vote in the election of Buyer’s directors.

4.25	Opinion of Financial Advisor.

Target has received the opinion of Gerrish McCreary Smith Consultants, LLC, dated the date of this Agreement, to the effect that, as of such date, the consideration to be paid to the holders of Target Common Stock in the Merger is fair, from a financial point of view, to such holders. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.26	Tax and Regulatory Matters.

No Target Entity or, to the Knowledge of Target, any Affiliate thereof has taken or agreed to take any action, and Target does not have any Knowledge of any agreement, plan or other circumstance, that is reasonably likely to (a) prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, or (b) materially impede or delay receipt of any of the Requisite Regulatory Approvals.

4.27	Loan Matters.

(a) Each Loan currently outstanding (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought). The notes or other credit or security documents with respect to each such outstanding Loan were in compliance in all material respects with all applicable Laws at the time of origination or purchase by a Target Entity and are complete and correct in all material respects.

(b) Each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, Target’s written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of Laws.

(c) None of the Contracts pursuant to which any Target Entity has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(d) Section 4.27(d) of Target’s Disclosure Memorandum sets forth a list of all Loans as of the date hereof by Target to any directors, executive officers and principal stockholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of any Target Entity, (ii) there are no employee, officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O and (iii) all such Loans are and were originated in compliance in all material respects with all applicable Laws.

4.28	Deposits.

All of the deposits held by the Target Bank (including the records and documentation pertaining to such deposits) have been established and are held in compliance in all material respects with (a) all applicable policies, practices and procedures of the Target Bank, and (b) all applicable Laws, including anti-money laundering, anti-terrorism, or embargoed persons requirements. All of the deposits held by the Target Bank are insured to the maximum limit set by the FDIC and the FDIC premium and all assessments have been fully paid, and no proceedings for the termination or revocation of such insurance are pending, or, to the Knowledge of Target, threatened.

4.29	Allowance for Loan and Lease Losses.

The allowance for loan and lease losses (“ALLL”) reflected in the Target Financial Statements was as of such date adequate based upon the Target Bank’s past business practices to provide for possible or specific or general losses, net of recoveries relating to loans previously charged off, on Loans outstanding as of the applicable dates of the Target Financial Statements.

4.30	Insurance.

Target Entities are insured with reputable insurers against such risks and in such amounts as the management of Target reasonably has determined to be prudent and consistent with industry practice. Section 4.30 of Target’s Disclosure Memorandum contains a true, correct and complete list and a brief description (including the name of the insurer, agent, coverage and the expiration date) of all material insurance policies in force on the date hereof with respect to the business and assets of the Target Entities, true, correct and complete copies of which policies have been provided to Buyer prior to the date hereof. The Target Entities are in material compliance with their insurance policies and are not in Default under any of the material terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Target Entities, Target or the Target Bank is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid, and all material claims thereunder have been filed in due and timely fashion. To Target’s Knowledge, no Target Entity has received any written notice of cancellation or non-renewal of any such policies, nor, to Target’s Knowledge, is the termination of any such policies threatened.

4.31	OFAC.

None of Target, any Target Entity or, to the knowledge of Target, any director, officer, agent, employee, affiliate or other person acting on behalf of any Target Entity is (A) a Person currently the subject or target of any sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), or by the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”) or (B) located, organized or resident in a country or territory that is the subject of Sanctions; and Target will not directly or indirectly use the proceeds of the transactions contemplated by this Agreement, or lend, contribute or otherwise make available such proceeds to any of its subsidiaries, joint venture partners or other Person, for the purpose of financing the activities of any Person currently subject to any Sanctions

4.32	Brokers and Finders.

Neither Target nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon such broker’s representing or being retained by or allegedly representing or being retained by Target, Target agrees to indemnify and hold Buyer harmless of and from any Liability in respect of any such claim.

4.33	Transactions with Affiliates.

There are no Contracts, plans, arrangements or other transactions between any Target Entity, on the one hand, and (a) any officer or director of any Target Entity, or (b) to Target’s Knowledge, any (i) record or beneficial owner of five percent or more of the voting securities of Target, (ii) Affiliate or family member of any such officer, director or record or beneficial owner or (iii) any other Affiliate of Target, on the other hand, except those of a type available to employees of Target generally.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as Previously Disclosed, Buyer hereby represents and warrants to Target as follows:

5.1	The Standard.

No representation or warranty of Buyer contained in Article 5 shall be deemed untrue or incorrect, and Buyer shall not be deemed to have breached a representation or warranty, in any case as a consequence or result of the existence or absence of any fact, circumstance, change or event unless such fact, circumstance, change or event, individually or taken together with all other facts, circumstances, changes or events inconsistent with any representation or warranty contained in Article 5 has had or is reasonably likely to have a Material Adverse Effect on Buyer.

5.2	Organization, Standing, and Power.

Buyer is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its material Assets. Buyer is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed.

5.3	Authority; No Breach By Agreement.

(a) Buyer has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Buyer. Assuming the due authorization, execution and delivery by Target, this Agreement represents a legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b) Neither the execution and delivery of this Agreement by Buyer, nor the consummation by Buyer of the transactions contemplated hereby, nor compliance by Buyer with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Buyer’s certificate of incorporation or bylaws, (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Buyer Entity under, any Contract or Permit of any Buyer Entity, or (iii) subject to receipt of the Requisite Regulatory Approvals, constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Buyer Entity or any of their respective material Assets.

(c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, the rules of NASDAQ, the DGCL, the Laws of the United States of America with respect to the Buyer Bank, and Consents required from Regulatory Authorities, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Buyer of the Merger and by the Buyer Bank of the Bank Merger the other transactions contemplated in this Agreement.

5.4	Capital Stock.

(a) The authorized capital stock of Buyer consists of (i) 20,000,000 shares of Buyer Common Stock, of which 8,851,186 shares are issued and outstanding as of November 22, 2013, and (ii) 7,500,000 shares of preferred stock of Buyer, of which zero shares are issued and outstanding as of November 22, 2013. Upon any issuance of any shares of Buyer Common Stock in accordance with the terms of the Buyer Stock Plans, such shares will be duly and validly issued and fully paid and nonassessable.

(b) All of the issued and outstanding shares of Buyer Capital Stock are, and all of the shares of Buyer Common Stock to be issued in exchange for shares of Target Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the DGCL. None of the shares of Buyer Common Stock to be issued in exchange for shares of Target Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past stockholders of Buyer.

(c) Except as set forth in Section 5.4(a), as of November 22, 2013, there are no shares of capital stock or other equity securities of Buyer outstanding and no outstanding Equity Rights relating to the capital stock of Buyer. No Buyer Subsidiary owns any capital stock of Target.

5.5	SEC Filings; Financial Statements.

(a) Buyer has timely filed and made available to Target all SEC Documents required to be filed by Buyer since December 31, 2009 (the “Buyer SEC Reports”). The Buyer SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing or, in the case of registration statements, at the effective date thereof, and in the case of proxy statements, at the date of the relevant meeting) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Buyer SEC Reports or necessary in order to make the statements in such Buyer SEC Reports, in light of the circumstances under which they were made, not misleading. Except for Buyer Subsidiaries that are registered as a broker, dealer, or investment adviser, no Buyer Subsidiary is required to file any SEC Documents.

(b) Each of the Buyer Financial Statements (including, in each case, any related notes) contained in the Buyer SEC Reports, including any Buyer SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of Buyer and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

(c) Since December 31, 2009, Buyer and each of its Subsidiaries has had in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) reasonably designed and maintained to ensure that all information (both financial and non-financial) required to be disclosed by Buyer in the Buyer SEC Reports is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to Buyer’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Buyer required under the Exchange Act with respect to such reports.

(d) Buyer and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

5.6	Absence of Undisclosed Liabilities.

No Buyer Entity has incurred any Liability, except (i) such Liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2013, (ii) in connection with this Agreement and the transactions contemplated hereby, (iii) such Liabilities that are accrued or reserved against in the consolidated balance sheets of Buyer as of September 30, 2013, included in the Buyer Financial Statements delivered or filed prior to the date of this Agreement, or (iv) as is not reasonably likely to have a Material Adverse Effect on Buyer.

5.7	Absence of Certain Changes or Events.

Since September 30, 2013 there has not been a Material Adverse Effect on Buyer.

5.8	Tax Matters.

(a) The Buyer Entities have timely filed with the appropriate Taxing authorities all material Tax Returns in all jurisdictions in which such Tax Returns are required to be filed and such Tax Returns are correct and complete in all material respects. The Buyer Entities are not the beneficiary of any extension of time within which to file any Tax Return (other than any extensions to file Tax Returns obtained in the ordinary course). All material Taxes of the Buyer Entities (whether or not shown on any Tax Return) have been fully and timely paid. There are no Liens for any material amount of Taxes (other than a Lien for Taxes not yet due and payable or for which are being contested in appropriate proceedings) on any of the Assets of the Buyer Entities. No claim has ever been made in writing by an authority in a jurisdiction where any Buyer Entity does not file a Tax Return that such Buyer Entity may be subject to Taxes by that jurisdiction.

(b) None of the Buyer Entities has received any written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits or examinations regarding any Taxes of any Buyer Entity. None of the Buyer Entities has waived any statute of limitations in respect of any Taxes.

(c) Each Buyer Entity has complied in all material respects with all applicable Laws, rules and regulations relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Internal Revenue Code or similar provisions under foreign Law.

5.9	Compliance with Laws.

Buyer is duly registered as a bank holding company under the BHC Act. Each Buyer Entity has in effect all Permits necessary for it to own, lease or operate its material Assets and to carry on its business as now conducted and there has occurred no Default under any such Permit. None of the Buyer Entities:

(a) is in Default under its certificate of incorporation or bylaws (or other governing instruments); or

(b) is in Default under any Laws, Orders or Permits applicable to its business or employees conducting its business; or

(c) since December 31, 2009, has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Buyer Entity is not in compliance with any Laws or Orders, or (ii) requiring any Buyer Entity to enter into or consent to the issuance of a cease and desist order, injunction, formal agreement, directive, commitment or memorandum of understanding, or to adopt any board resolution or similar undertaking, which restricts materially the conduct of its business.

5.10	Legal Proceedings.

There is no Litigation instituted or pending, or, to the Knowledge of Buyer, threatened against any Buyer Entity, or against any director, employee or employee benefit plan of any Buyer Entity, or against any Asset, interest, or right of any of them, nor are there any Orders outstanding against any Buyer Entity.

5.11	Reports.

Since December 31, 2009, each Buyer Entity has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities (other than the SEC). As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein not misleading.

5.12	Statements True and Correct.

(a) None of the information supplied or to be supplied by any Buyer Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by Buyer with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The portions of the Registration Statement and the Proxy Statement relating to Buyer and its Subsidiaries and other portions within the reasonable control of Buyer and its Subsidiaries will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

(b) None of the information supplied or to be supplied by any Buyer Entity or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to Target’s stockholders in connection with the Stockholders’ Meeting, and any other documents to be filed by any Buyer Entity or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the stockholders of Target, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders’ Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders’ Meeting.

5.13	Tax and Regulatory Matters.

No Buyer Entity or, to the Knowledge of Buyer, any Affiliate thereof has taken or agreed to take any action, and Buyer does not have any Knowledge of any agreement, plan or other circumstance, that is reasonably likely to (i) prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any of the Requisite Regulatory Approvals.

5.14	Brokers and Finders.

Except for Sandler O’Neill & Partners, L.P., Buyer represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon such broker’s representing or being retained by or allegedly representing or being retained by Buyer, Buyer agrees to indemnify and hold Target harmless of and from any Liability in respect of any such claim.

ARTICLE 6

CONDUCT OF BUSINESS PENDING CONSUMMATION

6.1	Affirmative Covenants of Target.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Buyer shall have been obtained, and except as otherwise expressly contemplated herein, Target shall, and shall cause each of its Subsidiaries to, (a) operate its business only in the usual, regular, and ordinary course, consistent with past practice, (b) use its reasonable best efforts to preserve intact its business (including its organization, Assets, goodwill and insurance coverage), and maintain its rights, authorizations, franchises, advantageous business relationships with customers, vendors, strategic partners, suppliers, distributors and others doing business with it, and the services of its officers and key employees, and (c) take no action which would reasonably be expected to adversely affect or delay (i) the receipt of any approvals of any Regulatory Authority required to consummate the transactions contemplated by this Agreement or (ii) the consummation of the transactions contemplated by this Agreement.

6.2	Negative Covenants of Target.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Buyer shall have been obtained, and except as otherwise expressly contemplated herein or as set forth in Section 6.2 of Target’s Disclosure Memorandum, Target covenants and agrees that it shall not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following:

(a) amend the certificate of incorporation, bylaws or other governing instruments of any Target Entity;

(b) incur or guarantee any additional debt obligation or other obligation for borrowed money (other than indebtedness of Target to the Target Bank or of the Target Bank to Target or indebtedness incurred in the Ordinary Course);

(c) repurchase, redeem, or otherwise acquire or exchange (other than in accordance with the terms of this Agreement), directly or indirectly, any shares, or any securities convertible into or exchangeable or exercisable for any shares, of the capital stock of any Target Entity, or make, declare, pay or set aside for payment any dividend or set any record date for or declare or make any other distribution in respect of Target’s capital stock or other equity interests;

(d) issue, sell, pledge, dispose of, encumber, authorize or propose the issuance of, enter into any Contract to issue, sell, pledge, dispose of, encumber, or authorize or propose the issuance of, or otherwise permit to become outstanding, any additional shares of Target Common Stock or any other capital stock of any Target Entity, or any stock appreciation rights, or any option, warrant, or other Equity Right;

(e) directly or indirectly adjust, split, combine or reclassify any capital stock or other equity interest of any Target Entity or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Target Common Stock, or sell, transfer, lease, mortgage, permit any Lien, or otherwise dispose of, discontinue or otherwise encumber (i) any shares of capital stock of any Target Entity (unless any such shares of stock are sold or otherwise transferred to Target or the Target Bank) or (ii) any Asset other than pursuant to Contracts in force at the date of the Agreement;

(f) (i) purchase any securities or make any acquisition of or investment in, either by purchase of stock or other securities or equity interests, contributions to capital, Asset transfers, purchase of any Assets (including any investments or commitments to invest in real estate or any real estate development project) or other business combination, or by formation of any joint venture or other business organization or by contributions to capital (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course), any Person other than the Target Bank (except for purchases of investment securities made by Target Bank for its investment portfolio made in Ordinary Course), or otherwise acquire direct or indirect control over any Person; or (ii) enter into a plan of consolidation, merger, share exchange, share acquisition, reorganization or complete or partial liquidation with any Person (other than consolidations, mergers or reorganizations solely among wholly owned Target Subsidiaries), or a letter of intent, memorandum of understanding or agreement in principle with respect thereto;

(g) (i) grant any increase in compensation or benefits to the employees or officers of any Target Entity, except (A) an increase in base salary for employees that does not exceed in the aggregate 3% of the total base compensation paid to all employees of Target Bank during the fiscal year ending December 31, 2013, (B) bonuses for employees that do not exceed in the aggregate $300,000 or (C) as required by Law; (ii) pay any (x) severance or termination pay or (y) any bonus, in either case other than pursuant to the Target Benefit Plan in effect on the date hereof and in the case of (x) subject to receipt of an effective release of claims from the employee, and in the case of (y) to the extent required under the terms of the plan without the exercise of any upward discretion; (iii) enter into or amend any severance agreements with employees or officers of any Target Entity; (iv) grant any increase in fees or other increases in compensation or other benefits to directors of any Target Entity in the Ordinary Course; or (v) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of any Equity Rights or restricted stock, or authorize cash payments in exchange for any Equity Rights;

(h) enter into, amend or renew any employment Contract between any Target Entity and any Person having a salary thereunder in excess of $75,000 per year (unless such amendment is required by Law) that the Target Entity does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time;

(i) except as required by Law or, with respect to a Target ERISA Plan that is intended to be tax-qualified in the opinion of counsel is necessary or advisable to maintain the tax qualified status, (i) adopt any new Employee Benefit Plan of any Target Entity or terminate or withdraw from, or amend, any Target Benefit Plan, (ii) make any distributions from such Employee Benefit Plans, except as required or the terms of such plans; or (iii) fund or in any other way secure the payment of compensation or benefits under any Target Benefit Plan;

(j) make any change in any Tax or accounting principles, practices or methods or systems of internal accounting controls, except as may be required to conform to changes in Tax Laws or regulatory accounting requirements or GAAP;

(k) commence any Litigation other than in the Ordinary Course, or settle, waive or release or agree or consent to the issuance of any Order in connection with any Litigation (i) involving any Liability of any Target Entity for money damages in excess of $50,000 or (ii) arising out of or relating to the transactions contemplated hereby;

(l) (i) enter into, renew, extend, modify, amend or terminate any (A) Contract that calls for aggregate annual payments of $50,000 or more, except in the Ordinary Course, (B) Target Contract, (C) Contract referenced in Section 4.32 (or any other Contract with any broker or finder in connection with the Merger or any other transaction contemplated by this Agreement), or (D) Contract, plan, arrangement or other transaction of the type described in Section 4.33 (other than, in the case of sub-clauses (A) and (B), Contracts that can be terminated on less than 30 days’ notice with no prepayment penalty, liability or other obligation); (ii) make any material amendment or modification to any Contract described in clause (i), other than in the Ordinary Course; or (iii) waive, release, compromise or assign any material rights or claims under any Contract described in clause (i);

(m) enter into any new line of business or change in any material respect its lending, investment, risk and asset-liability management, interest rate, fee pricing or other material banking or operating policies except as required by Law or by rules or policies imposed by a Regulatory Authority;

(n) make, or commit to make, any capital expenditures in excess of $50,000 individually or $250,000 in the aggregate;

(o) except as required by Law or applicable Regulatory Authorities, make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans, or (ii) its hedging practices and policies;

(p) cancel or release any material indebtedness owed to any Person or any claims held by any Person, except for (i) sales of Loans and sales of investment securities, in each case in the Ordinary Course, or (ii) as expressly required by the terms of any Contracts in force at the date of the Agreement;

(q) permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility, or make any application to open, relocate or close any branch or other facility;

(r) materially change its investment securities portfolio policy, or its policies with respect to the classification or reporting of such portfolios, or invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable regulatory pronouncements;

(s) alter materially its interest rate or fee pricing policies with respect to depository accounts of any Target Subsidiaries or waive any material fees with respect thereto;

(t) make, change or revoke any material Tax election, change any material method of Tax accounting, adopt or change any taxable year or period, file any amended material Tax Returns, agree to an extension or waiver of any statute of limitations with respect to the assessment or determination of Taxes, settle or compromise any material Tax liability of any Target Entity, enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund;

(u) take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

(v) Notwithstanding any other provision hereof, knowingly take any action that is reasonably likely to result in any of the conditions set forth in Article 8 not being satisfied or materially impair its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, except as required by applicable Law;

(w) enter into any securitizations of any Loans or create any special purpose funding or variable interest entity other than on behalf of clients;

(x) foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment (except where such an assessment has been conducted in the preceding twelve months) of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of hazardous material;

(y) make or acquire any Loan or issue a commitment (including a letter of credit) or renew or extend an existing commitment for any Loan, or amend or modify in any material respect any Loan (including in any manner that would result in any additional extension of credit, principal forgiveness, or effect any uncompensated release of collateral, i.e., at a value below the fair market value thereof as determined by Target), except (i) new Loans not in excess of $1,000,000, (ii) Loans or commitments for Loans that have previously been approved by Target prior to the date of this Agreement not in excess of $1,000,000, (iii) with respect to amendments or modifications that have previously been approved by Target prior to the date hereof, amend or modify in any material respect any existing Loan rated “special mention” or worse by Buyer, as identified in Buyer’s Disclosure Memorandum, with total credit exposure not in excess of $2,000,000, or (iv) with respect to any such actions that have previously been approved by Target prior to the date hereof, modify or amend any Loan in a manner that would result in any additional extension of credit, principal forgiveness, or effect any uncompensated release of collateral, i.e., at a value below the fair market value thereof as determined by Target, in each case not in excess of $1,000,000; or

(z) agree to take, make any commitment to take, or adopt any resolutions of Target’s board of directors in support of, any of the actions prohibited by this Section 6.2.

6.3	Covenants of Buyer.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Target shall have been obtained, and except as otherwise expressly contemplated herein or as set forth in Section 6.3 of Buyer’s Disclosure Memorandum, Buyer covenants and agrees that it shall not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of Target, which consent shall not be unreasonably withheld, delayed or conditioned:

(a) amend the certificate of incorporation, bylaws or other governing instruments of Buyer or any Significant Subsidiaries (as defined in Regulation S-X promulgated by the SEC) in a manner that would adversely affect Target or the holders of Target Common Stock adversely relative to other holders of Buyer Common Stock;

(b) take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

(c) take any action that could reasonably be expected to impede or delay consummation of the transactions contemplated by this Agreement; or

(d) agree to take, make any commitment to take, or adopt any resolutions of Buyer’s board of directors in support of, any of the actions prohibited by this Section 6.3.

6.4	Regulatory Compliance Matters.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Buyer shall have been obtained, Target shall, and shall cause each of its Subsidiaries to:

(a) Operate Target Bank in a manner such that Target Bank and its Affiliates are in substantial compliance with the terms of Target Bank’s written agreement, dated March 17, 2011 (the “Written Agreement”), with the OCC;

(b) Continue to address and resolve any Matters Requiring Attention (as set forth in and defined in Target Bank’s most recent report on examination by the OCC (such examination, the “Safety and Soundness Examination”));

(c) Continue to cause Target Bank to operate in accordance with the findings and recommendations of the Safety and Soundness Examination; and

(d) Permit Buyer to perform a compliance review (the “Review”) of the Target Entities with respect to certain customers of the Target Bank identified by Buyer in writing to Target prior to the date of this Agreement to assess, among other things, the Target Entities’ compliance with Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, and all Money Laundering Laws, and all processes and procedures related to compliance with such Laws. Target shall cooperate with all reasonable requests and provide Buyer and its representatives with all necessary assistance and information in connection with such Review, including, without limitation, upon reasonable notice, full access during normal business records to all Books and Records of the Target Entities.

6.5	Reports.

Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in stockholders’ equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material).

ARTICLE 7

ADDITIONAL AGREEMENTS

7.1	Registration Statement; Proxy Statement; Stockholder Approval.

(a) Buyer agrees to prepare and file with the SEC the Registration Statement (including the prospectus of Buyer and proxy solicitation materials of Target constituting a part thereof (the “Proxy Statement”) and all related documents) as promptly as reasonably practicable and in any event within 30 days from the date of this Agreement, subject to full cooperation of Target and its advisors and accountants. Buyer and Target agree to cooperate, and to cause their respective Subsidiaries to cooperate, with the other and its counsel and its accountants in the preparation of the Registration Statement and the Proxy Statement. Each of Buyer and Target agrees to use all commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof, and Target shall thereafter mail or deliver the Proxy Statement to its stockholders. Buyer also agrees to use its commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Target shall furnish all information concerning Target and the holders of Target Common Stock as may be reasonably requested in connection with any such action. Each of Buyer and Target agrees to furnish to the other Party all information concerning itself, its Subsidiaries, officers, directors and stockholders and such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement, Proxy Statement or any other statement, filing, notice or application made by or on behalf of Buyer, Target or their respective Subsidiaries to any Regulatory Authority in connection with the Merger and the other transactions contemplated by this Agreement. Target shall have the right to review and consult with Buyer with respect to any information included in, the Registration Statement prior to its being filed with the SEC. Buyer will advise Target, promptly after Buyer receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Buyer Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(b) Target shall duly call, give notice of, establish a record date for, convene and hold a stockholders’ meeting (the “Stockholders’ Meeting”), to be held as promptly as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval and adoption of this Agreement (the “Target Stockholder Approval”) and such other related matters as it deems appropriate. Target agrees that its obligations pursuant to this Section 7.1(b) shall not be affected by the commencement, proposal, disclosure or communication to Target of any Acquisition Proposal. Target shall (i) through its board of directors, recommend to its stockholders the approval and adoption of this Agreement (the “Target Recommendation”), (ii) include such Target Recommendation in the Proxy Statement and (iii) use its reasonable best efforts to obtain the Target Stockholder Approval. Neither the board of directors of Target nor any committee thereof shall withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Buyer, the Target Recommendation or take any action, or make any public statement, filing or release inconsistent with the Target Recommendation. If requested by Buyer, Target shall retain a proxy solicitor reasonably acceptable to, and on terms reasonably acceptable to, Buyer in connection with obtaining the Target Stockholder Approval.

7.2	Acquisition Proposals.

(a) No Target Entity shall, and it shall cause its Representatives not to, directly or indirectly, (a) solicit, initiate, encourage (including by providing information or assistance), facilitate or induce any Acquisition Proposal, (b) participate in any discussions or negotiations regarding, or furnish or cause to be furnished to any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any offer or proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (c) approve, agree to, accept, endorse or recommend any Acquisition Proposal, or (d) approve, agree to, accept, endorse or recommend, or propose to approve, agree to, accept, endorse or recommend any Acquisition Agreement contemplating or otherwise relating to any Acquisition Transaction. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 7.2 by any Subsidiary or Representative of Target shall constitute a breach of this Section 7.2 by Target.

(b) Notwithstanding anything to the contrary in Section 7.2(a), if Target or any of its Representatives receives an unsolicited, bona fide written Acquisition Proposal by any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) at any time prior to the Stockholders’ Meeting that did not result from or arise in connection with a breach of Section 7.2(a), Target and its Representatives may, prior to (but not after) the Stockholders’ Meeting, take the following actions if the board of directors of Target (or any committee thereof) has (i) determined, in its good faith judgment (after consultation with Target’s financial advisors and outside legal counsel), that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and that the failure to take such actions would cause it to violate its fiduciary duties under applicable Law, and (ii) obtained from such Person or “Group” an executed confidentiality agreement containing terms at least as restrictive with respect to such Person or “Group” as the terms of the Confidentiality Agreement is in each provision with respect to Buyer: (A) furnish information to, and (B) enter into discussions and negotiations with, such Person or “Group” with respect to such bona fide written Acquisition Proposal.

(c) Promptly (but in no event more than 24 hours) following receipt of any Acquisition Proposal or any request for nonpublic information or any inquiry that could reasonably be expected to lead to any Acquisition Proposal, Target shall advise Buyer in writing of the receipt of such Acquisition Proposal, request or inquiry, and the terms and conditions of such Acquisition Proposal, request or inquiry (including, in each case, the identity of the Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) making any such Acquisition Proposal, request or inquiry), and Target shall as promptly as practicable provide to Buyer (i) a copy of such Acquisition Proposal, request or inquiry, if in writing, or (ii) a written summary of the material terms of such Acquisition Proposal, request or inquiry, if oral. Target agrees that it shall simultaneously provide to Buyer any nonpublic information concerning Target or any Target Subsidiaries that may be provided (pursuant to Section 7.2(a)) to any other Person or “Group” in connection with any bona fide written Acquisition Proposal which has not previously been provided to Buyer. In addition, Target shall provide Buyer as promptly as practicable with notice setting forth all such information as is reasonably necessary to keep Buyer informed on a current basis in all material respects of all communications regarding (including material amendments or proposed material amendments to) such Acquisition Proposal, request or inquiry.

(d) Notwithstanding anything herein to the contrary, at any time prior to the Stockholders’ Meeting, if Target has received a Superior Proposal (after giving effect to the terms of any revised offer by Buyer pursuant to this Section 7.2(d)), the board of directors of Target may terminate this Agreement (and concurrently with such termination cause Target to enter into an acquisition agreement with respect to any Superior Proposal), if the board of directors of Target has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would be a violation of the directors’ fiduciary duties under applicable Law; provided, that the board of directors of Target may not take the actions set forth in this Section 7.2(d) unless:

(i) Target has complied in all material respects with this Section 7.2;

(ii) Target has provided prior written notice to Buyer at least three Business Days in advance (the “Notice Period”) of taking such action, which notice shall advise Buyer that the board of directors of Target has received a Superior Proposal and shall include a copy of such Superior Proposal;

(iii) during the Notice Period, Target has and has caused its financial advisors and outside legal counsel to, negotiate with Buyer in good faith (to the extent Buyer desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute (in the judgment of the board of directors of Target) a Superior Proposal; and

(iv) the board of directors of Target has determined in good faith, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to by Buyer, if any, that such Superior Proposal remains a Superior Proposal.

If during the Notice Period any revisions are made to the Superior Proposal, Target shall deliver a new written notice to Buyer and shall comply with the requirements of this Section 7.2(d) with respect to such new written notice. In addition to the foregoing, Target shall not submit to the vote of its stockholders any Acquisition Proposal other than the Merger unless this Agreement shall be terminated in accordance with its terms.

(e) Target and Target Subsidiaries shall, and Target shall direct its Representatives to, (i) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any offer or proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished to any Person (other than Buyer and its Representatives) that has made or indicated an intention to make an Acquisition Proposal, and (iii) not waive or amend any “standstill” provision or provisions of similar effect to which it is a party or of which it is a beneficiary and shall strictly enforce any such provisions.

7.3	Exchange Listing.

Buyer shall use its reasonable best efforts to list, prior to the Effective Time, on NASDAQ the shares of Buyer Common Stock to be issued to the holders of Target Common Stock pursuant to the Merger, and Buyer shall give all notices and make all filings with NASDAQ required in connection with the transactions contemplated herein.

7.4	Consents of Regulatory Authorities.

(a) Buyer and Target and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Regulatory Authorities necessary to consummate the transactions contemplated by this Agreement. Buyer shall use its reasonable best efforts to resolve objections, if any, which may be asserted with respect to the Merger under any applicable Law or Order; provided, that in no event shall Buyer be required to accept any new restriction or condition on the Buyer Entities which is materially and unreasonably burdensome on Buyer’s business or on the business of Target or the Target Bank, in each case following the Closing or which would reduce the economic benefits of the transactions contemplated by this Agreement to Buyer to such a degree that Buyer would not have entered into this Agreement had such condition or restriction been known to it at the date hereof (any such condition or restriction, a “Burdensome Condition”). Each of Buyer and Target shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Laws relating to the exchange of information, with respect to, all material written information submitted to any third party or Regulatory Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties hereto agrees to act reasonably and as promptly as practicable. Each Party hereto agrees that it will consult with the other Party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of third parties and Regulatory Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other Party apprised of the status of material matters relating to completion of the transactions contemplated hereby, including advising the other Party upon receiving any communication from a Regulatory Authority the consent or approval of which is required for the consummation of the Merger and the other transactions contemplated by this Agreement that causes such Party to believe that there is a reasonable likelihood that any required consent or approval from a Regulatory Authority will not be obtained or that the receipt of such consent or approval may be materially delayed (a “Regulatory Communication”). Upon the receipt of a Regulatory Communication, without limiting the scope of the foregoing paragraphs, the receiving Party shall, to the extent permitted by applicable Law, (i) promptly advise the other of the receipt of any substantive communication from a Regulatory Authority with respect to the transactions contemplated hereby, (ii) provide the other Party with a reasonable opportunity to participate in the preparation of any response thereto and the preparation of any other substantive submission or communication to any Regulatory Authority with respect to the transactions contemplated hereby and to review any such response, submission or communication prior to the filing or submission thereof, and (iii) provide the other Party with the opportunity to participate in any meetings or substantive telephone conversations that the receiving party or its Representatives may have from time to time with any Regulatory Authority with respect to the transactions contemplated by this Agreement.

(b) Each Party agrees, upon request, to furnish the other Party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other Party or any of its Subsidiaries to any Regulatory Authority.

7.5	Investigation and Confidentiality.

(a) Target shall promptly notify Buyer of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable Law, of any material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of a material claim, action, suit, proceeding or investigation involving Target or the Target Bank.

(b) Prior to the Effective Time, Target shall permit Buyer to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as Buyer reasonably requests, provided that such investigation shall not interfere unnecessarily with normal operations. No investigation by Buyer shall affect the ability of Buyer to rely on the representations, warranties, covenants and agreements of Target.

(c) Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

7.6	Press Releases.

Target and Buyer agree that no press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby shall be issued by either Party (or its Affiliates) without the prior written consent of the other Party (which consent shall not be unreasonably withheld, delayed or conditioned); provided, that nothing in this Section 7.6 shall be deemed to prohibit any Party from making any press release or other public disclosure required by Law or the rules or regulations of any United States or non-United States securities exchange, in which case the Party required to make the release or disclosure shall use its reasonable best efforts to allow the other Party reasonable time to comment on such release or disclosure in advance of the issuance thereof. The Parties have agreed upon the form of a joint press release announcing the execution of this Agreement.

7.7	Tax Treatment.

(a) Each of the Parties intends, and undertakes and agrees to use its reasonable best efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes. The Parties shall cooperate and use their reasonable best efforts in order to obtain the Tax Opinions. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and for purposes of Sections 354 and 361 of the Internal Revenue Code.

(b) Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Internal Revenue Code, each of Buyer and Target shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and shall not take any inconsistent position therewith in any Tax Return.

(c) If the aggregate amount of the Stock Consideration is less than 40% of the aggregate Merger Consideration (taking into account the amount of cash to be paid pursuant to Section 2.5), then the parties agree that they shall reallocate the Stock Consideration and the Cash Consideration so that the Stock Consideration shall be at least 40% of the aggregate Merger Consideration.

7.8	Employee Benefits.

(a) Following the Effective Time, except as contemplated by this Agreement, Buyer shall provide generally to officers and employees (as a group) who are actively employed by a Target Entity on the Closing Date (“Covered Employees”) while employed by Buyer following the Closing Date, employee benefits under Employee Benefit Plans, on terms and conditions which when taken as a whole are comparable to those currently provided by Buyer Entities to their similarly situated officers and employees, including severance benefits in accordance with the applicable severance policy of Buyer (other than to any Covered Employee who is party to individual agreements or letters that entitle such person to different severance or termination benefits); provided, that in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of any Buyer Entity. Until such time as Buyer shall cause the Covered Employees to participate in the applicable Buyer Employee Benefit Plans, the continued participation of the Covered Employees in the Target Benefit Plans shall be deemed to satisfy the foregoing provisions of this clause (it being understood that participation in Buyer’s Employee Benefit Plans may commence at different times with respect to each of Buyer’s Employee Benefit Plans). For purposes of participation, vesting and benefit accrual under Buyer’s Employee Benefit Plans, the service of the Covered Employees prior to the Effective Time shall be treated as service with a Buyer Entity participating in such employee benefit plans, to the same extent that such service was recognized and credited by the Target Entities for purposes of a similar benefit plan; provided, that such recognition of service shall not (i) operate to duplicate any benefits of a Covered Employee with respect to the same period of service or (ii) apply for purposes of any plan, program or arrangement (x) under which similarly-situated employees of Buyer Entities do not receive credit for prior service, (y) that is grandfathered or frozen, either with respect to level of benefits or participation, or (z) for purposes of retiree medical benefits or level of benefits under a defined benefit pension plan.

(b) The Target Entities shall take all necessary action (including without limitation the adoption of resolutions and plan amendments and the delivery of any required notices) to terminate, effective as of no later than the day before the Closing Date, each Target Benefit Plan that is intended to constitute a tax-qualified defined contribution plan under Internal Revenue Code Section 401(k) (each a “401(k) Plan”). Target shall provide Buyer with a copy of the resolutions, plan amendments, notices and other documents prepared to effectuate the termination of the 401(k) Plans in advance and give Buyer a reasonable opportunity to comment on such documents (which comments shall be considered in good faith), and prior to the Closing Date, Target shall provide Buyer with the final documentation evidencing that the 401(k) Plans have been terminated.

(c) Upon request by Buyer, prior to the Closing Date, the Target Entities shall terminate all Target Benefit Plans that provide retiree medical coverage (“Retiree Medical Coverage”) so that on and after the Closing Date none of the Target Entities, the Buyer, or any of their Affiliates shall have any Liability for or relating to Retiree Medical Coverage. If requested by Buyer, prior to the Closing Date, the Target Entities shall obtain a written agreement from each individual eligible for Retiree Medical Coverage agreeing to the termination of the Retiree Medical Coverage and releasing the Target Entities, the Buyer, and their Affiliates from any and all Liability and claims relating thereto. The consideration for such agreements from all eligible individuals shall be an amount determined by Buyer that shall not exceed the dollar amount accrued by the Target Entities for Retiree Medical Coverage liabilities as of the date of termination of the Retiree Medical Coverage. Target shall provide Buyer with a copy of the resolutions, plan amendments, notices, agreements, and other documents prepared to effectuate the actions contemplated by this Section 7.8(c), as applicable, and give Buyer a reasonable opportunity to comment on such documents (which comments shall be considered in good faith), and prior to the Closing Date, Target shall provide Buyer with the final documentation evidencing that the actions contemplated herein have been effectuated.

(d) Upon request by Buyer prior to the Closing Date, the Target Entities shall cooperate in good faith with Buyer prior to the Closing Date to amend, freeze, terminate or modify any other Target Benefit Plan to the extent and in the manner determined by Buyer effective upon the Closing Date (or at such different time mutually agreed to by the parties) and consistent with applicable Law. Target shall provide Buyer with a copy of the resolutions, plan amendments, notices and other documents prepared to effectuate the actions contemplated by this Section 7.8(d), as applicable, and give Target a reasonable opportunity to comment on such documents (which comments shall be considered in good faith), and prior to the Closing Date, Target shall provide Buyer with the final documentation evidencing that the actions contemplated herein have been effectuated.

(e) Without limiting the generality of Section 10.4, the provisions of this Section 7.8 are solely for the benefit of the parties to this Agreement, and no Covered Employee, current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. In no event shall the terms of this Agreement be deemed to: (i) establish, amend, or modify any Target Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Buyer, Target or any of their respective Affiliates; (ii) alter or limit the ability of Buyer or any Buyer Subsidiaries (including, after the Closing Date, the Target Entities) to amend, modify or terminate any Target Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date; or (iii) confer upon any current or former employee, officer, director or consultant, any right to employment or continued employment or continued service with Buyer or any Buyer Subsidiaries (including, following the Closing Date, the Target Entities), or constitute or create an employment agreement with any employee.

7.9	Indemnification.

(a) For a period of six years after the Effective Time, Buyer shall indemnify, defend and hold harmless the present and former directors or officers of the Target Entities (each, an “Indemnified Party”) against all Liabilities arising out of actions or omissions arising out of the Indemnified Party’s service or services as directors or officers of Target or, at Target’s request, of another corporation, partnership, joint venture, trust or other enterprise occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted under state Law and by Target’s certificate of incorporation and bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation and whether or not any Buyer Entity is insured against any such matter. Without limiting the foregoing, in any case in which approval by Buyer is required to effectuate any indemnification, Buyer shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between Buyer and the Indemnified Party.

(b) Buyer shall use its reasonable best efforts (and Target shall cooperate prior to the Effective Time in these efforts) to maintain in effect for a period of six years after the Effective Time Target’s existing directors’ and officers’ liability insurance policy (provided that Buyer may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous or (ii) with the consent of Target given prior to the Effective Time, any other policy) with respect to claims arising from facts or events which occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided, that Buyer shall not be obligated to make aggregate annual premium payments for such six-year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to Target’s directors and officers, 200% of the annual premium payments currently paid on Target’s current policy in effect as of the date of this Agreement (which amount is set forth in Section 7.9(b) of Target’s Disclosure Memorandum) (the “Maximum Amount”). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Buyer shall use its reasonable best efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to the Maximum Amount. In lieu of the maintenance of the policy described in this Section 7.9(b), Buyer, or Target in consultation with Buyer, may obtain on or prior to the Effective Time, a six-year “tail” prepaid policy providing equivalent coverage to that described in this Section 7.9(b), in which case, Buyer will have no further obligations under this Section 7.9(b) other than to maintain such “tail” prepaid policy.

(c) Any Indemnified Party wishing to claim indemnification under Section 7.9(a), upon learning of any such Liability or Litigation, shall promptly notify Buyer thereof. In the event of any such Litigation (whether arising before or after the Effective Time): (i) Buyer shall have the right to assume the defense thereof and Buyer shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Buyer elects not to assume such defense or independent legal counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between Buyer and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Buyer shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; (ii) the Indemnified Parties will cooperate in the defense of any such Litigation; and (iii) Buyer shall not be liable for any settlement effected without its prior written consent; and provided, further, that Buyer shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(d) If Buyer or any successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or if Buyer (or any successors or assigns) shall transfer all or substantially all of its Assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of Buyer shall assume the obligations set forth in this Section 7.9.

(e) The provisions of this Section 7.9 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and their respective heirs and Representatives.

7.10	Operating Functions.

Target and the Target Bank shall cooperate with Buyer and the Buyer Bank in connection with planning for the efficient and orderly combination of the Parties and the operation of the Buyer Bank (including the former operations of the Target Bank) after the Bank Merger, and in preparing for the consolidation of appropriate operating functions to be effective at the Effective Time or such later date as Buyer may decide. Target shall take any action Buyer may reasonably request prior to the Effective Time to facilitate the combination of the operations of the Target Bank with the Buyer Bank. Without limiting the foregoing, Target shall provide office space and support services (and other reasonably requested support and assistance) in connection with the foregoing, and senior officers of Target and Buyer shall meet from time to time as Target or Buyer may reasonably request to review the financial and operational affairs of Target and the Target Bank, and Target shall give due consideration to Buyer’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, (a) neither Buyer nor the Buyer Bank shall under any circumstance be permitted to exercise control of Target, the Target Bank or any other Target Subsidiaries prior to the Effective Time, (b) neither Target nor the Target Bank shall be under any obligation to act in a manner that could reasonably be deemed to constitute anti-competitive behavior under federal or state antitrust Laws, and (c) neither Target nor the Target Bank shall be required to agree to any material obligation that is not contingent upon the consummation of the Merger.

7.11	Stockholder Litigation.

Target shall give Buyer every opportunity to participate in the defense or settlement of any stockholder litigation against Target and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Buyer’s prior written consent (such consent not to be unreasonably withheld or delayed).

ARTICLE 8

CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

8.1	Conditions to Obligations of Each Party.

The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 10.6:

(a) Stockholder Approval. The stockholders of Target shall have adopted and approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law or by the provisions of any governing instruments.

(b) Regulatory Approvals. (i) All regulatory approvals from the Federal Reserve and the OCC, and (ii) any other regulatory approvals or consents contemplated by Sections 4.2(c) and 5.3(c) the failure of which to obtain would reasonably be expected to have a Material Adverse Effect on Buyer and Target (considered as a consolidated entity), in each case required to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the “Requisite Regulatory Approvals”); provided, that no such Requisite Regulatory Approval shall impose a Burdensome Condition on Buyer.

(c) Legal Proceedings. No court or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement.

(d) Registration Statement. The Registration Statement shall be effective under the Securities Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing.

(e) Exchange Listing. The shares of Buyer Common Stock issuable pursuant to the Merger shall have been approved for listing on NASDAQ.

(f) Tax Matters. Each Party shall have received a written opinion of DLA Piper LLP (US), in form reasonably satisfactory to such Parties (the “Tax Opinion”), to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. In rendering such Tax Opinion, such counsel shall be entitled to rely upon representations of officers of Target and Buyer reasonably satisfactory in form and substance to such counsel.

8.2	Conditions to Obligations of Buyer.

The obligations of Buyer to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Buyer pursuant to Section 10.6(a):

(a) Representations and Warranties. For purposes of this Section 8.2(a), the accuracy of the representations and warranties of Target set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Sections 4.3 and 4.4 shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties set forth in Sections 4.6, 4.23, 4.25, 4.29 and 4.31 shall be true and correct in all material respects. The representations and warranties set forth in each other section in Article 4 shall, in the aggregate, be true and correct in all material respects; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” or to the “Knowledge” of any Person shall be deemed not to include such qualifications.

(b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Target to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c) Certificates. Target shall have delivered to Buyer (i) a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as relates to Target and in Sections 8.2(a) and 8.2(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Target’s board of directors and stockholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Buyer and its counsel shall request.

(d) Key Employees. Each of Joseph Chippie, John Coleman and Robert Faries shall be employees of Target or the Target Bank, as applicable, during the period from the date of this Agreement until the Effective Time and shall be employed by Target or the Target Bank as of the Effective Time, in substantially the same capacity and with substantially the same responsibilities as such employee holds as of the date of this Agreement, other than the cessation of employment of any such employee as a result of the death or disability of such employee.

(e) FIRPTA Certificate. Target shall have delivered to Buyer a certificate stating that Target Common Stock is not a “United States real property interest” within the meaning of Section 897(c)(1)(A)(ii) of the of the Internal Revenue Code satisfying the requirements of §§1.897-2(h) and 1.1445-2(c)(3) of Title 26 of the Code of Federal Regulations, in form and substance satisfactory to Buyer.

8.3	Conditions to Obligations of Target.

The obligations of Target to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Target pursuant to Section 10.6(b):

(a) Representations and Warranties. For purposes of this Section 8.3(a), the accuracy of the representations and warranties of Buyer set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Buyer set forth in Sections 5.4(a) and (c) shall be true and correct (except for inaccuracies which are de minimis in amount) (it being understood that, for purposes of determining the accuracy of such representations and warranties, the standard set forth in Section 5.1 shall be disregarded). The representations and warranties of Buyer set forth in Sections 5.4(b) and 5.13 shall be true and correct in all material respects (it being understood that, for purposes of determining the accuracy of such representations and warranties, the standard set forth in Section 5.1 shall be disregarded). Subject to the standard set forth in Section 5.1, the representations and warranties set forth in each other section in Article 5 shall be true and correct in all respects.

(b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Buyer to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c) Certificates. Buyer shall have delivered to Target (i) a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as relates to Buyer and in Sections 8.3(a) and 8.3(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Buyer’s board of directors evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Target and its counsel shall request.

(d) Advisory Board. Buyer shall have formed an Advisory Board for southern Delaware and shall have appointed a chair of such advisory board mutually agreed upon by Target and Buyer.

ARTICLE 9

TERMINATION

9.1	Termination.

Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the stockholders of Target, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a) By mutual written agreement of Buyer and Target;

(b) By either Party in the event (i) any Regulatory Authority has denied a Requisite Regulatory Approval and such denial has become final and nonappealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b)(i) shall have used its reasonable best efforts to contest, appeal and change such denial, (ii) any Law or Order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement shall have become final and nonappealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall have used its reasonable best efforts to contest, appeal and remove such Law or Order, (iii) the stockholders of Target fail to vote their approval of the matters relating to this Agreement and the transactions contemplated hereby at the Stockholders’ Meeting where such matters were presented to such stockholders for approval and voted upon;

(c) By either Party in the event that the Merger shall not have been consummated by November 24, 2014 if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 9.1(c);

(d) By Buyer in the event that the board of directors of Target has (i) failed to recommend the Merger and the approval of this Agreement to the stockholders of Target or changed the Target Recommendation in any manner adverse to Buyer, (ii) breached the terms of Section 7.2 in any respect adverse to Buyer, or (iii) breached its obligations under Section 7.1 by failing to call, give notice of, convene and/or hold the Stockholders’ Meeting in accordance with Section 7.1;

(e) By Target pursuant to Section 7.2(d), provided that concurrently with such termination, Target pays the Termination Fee to Buyer in accordance with Section 10.3(b);

(f) By Target in the event that any of the conditions precedent to the obligations of Target to consummate the Merger contained in Section 8.3 cannot be satisfied or fulfilled by the date specified in Section 9.1(c) (provided that the failure of such condition to be satisfied or fulfilled is not a result of Target’s breach of Section 7.1 or 7.2, Target’s failure to perform, in any material respect, any of its material covenants or agreements contained in this Agreement or the material breach by Target of any of its material representations or warranties contained in this Agreement); or

(g) By Buyer in the event that any of the conditions precedent to the obligations of Buyer to consummate the Merger contained in Section 8.2 cannot be satisfied or fulfilled by the date specified in Section 9.1(c) (provided that the failure of such condition to be satisfied or fulfilled is not a result of Buyer’s failure to perform, in any material respect, any of its material covenants or agreements contained in this Agreement or the material breach by Buyer of any of its material representations or warranties contained in this Agreement).

(h) Decline in Buyer Common Stock Price. By Target, if the Target Board so determines by a vote of the majority of the members of the entire Target Board, at any time during the five-day period commencing with the Determination Date, if both of the following conditions are satisfied:

(i) The number obtained by dividing the Average Closing Price by the Starting Price (as defined below) (the “Buyer Ratio”) shall be less than 0.85; and

(ii) (x) the Buyer Ratio shall be less than (y) the number obtained by dividing the Final Index Price by the Index Price on the Starting Date (each as defined below) and subtracting 0.15 from the quotient in this clause (ii) (y) (such number in this clause (ii) (y) being referred to herein as the “Index Ratio”);

subject, however, to the following three sentences. If Target elects to exercise its termination right pursuant to this Section 9.1(h), it shall give written notice to Buyer (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five-day period). During the five-day period commencing with its receipt of such notice, Buyer shall have the option to increase the consideration to be received by the holders of Target Common Stock hereunder, by adjusting the Exchange Ratio (calculated to the nearest one one-thousandth) to equal the lesser of (x) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Starting Price, 0.85 and the Exchange Ratio (as then in effect) by (B) the Average Closing Price and (y) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (B) the Buyer Ratio. If Buyer so elects within such five-day period, it shall give prompt written notice to Target of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 9.1(h) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified.)

For purposes of this Section 9.1(h) the following terms shall have the meanings indicated:

“Average Closing Price” shall mean the average of the daily closing prices for the shares of Buyer Common Stock for the 20 consecutive full trading days on which such shares are actually traded on NASDAQ (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source) ending at the close of trading on the Determination Date.

“Determination Date” shall mean the 10th day prior to the Closing Date, provided that if shares of the Buyer Common Stock are not actually traded on NASDAQ on such day, the Determination Date shall be the immediately preceding day to the 10th day prior to the Closing Date on which shares of Buyer Common Stock actually trade on NASDAQ.

“Final Index Price” shall mean the average of the Index Prices for the 20 consecutive full trading days ending on the trading day prior to the Determination Date.

“Index Group” shall mean the NASDAQ Bank Index.

“Index Price” shall mean the closing price on such date of the NASDAQ Bank Index.

“Starting Date” shall mean the last trading day immediately preceding the date of the first public announcement of entry into this Agreement.

“Starting Price” shall mean the closing price of a share of Buyer Common Stock on NASDAQ (as reported in The Wall Street Journal, or if not reported therein, in another authoritative source) on the Starting Date.

(i) By Buyer if the results of the Review are not satisfactory to Buyer in its sole and absolute discretion; provided that the right of Buyer to terminate this Agreement pursuant to this Section 9.1(i) shall terminate on the 61st day after the date of this Agreement

9.2	Effect of Termination.

In the event of the termination and abandonment of this Agreement pursuant to Section 9.1, this Agreement shall become void and have no effect, except that (i) the provisions of this Section 9.2, Section 7.5, and Article 10, shall survive any such termination and abandonment, and (ii) no such termination shall relieve the breaching Party from Liability resulting from any breach by that Party of this Agreement.

9.3	Non-Survival of Representations and Covenants.

The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 9.3, Sections 7.5, 7.7, 7.8 and 7.9, and Articles 1, 2, 3 and 10.

ARTICLE 10

MISCELLANEOUS

10.1	Definitions.

(a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“Acquisition Agreement” means a letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement.

“Acquisition Proposal” means any offer, inquiry, proposal or indication of interest (whether communicated to Target or publicly announced to Target’s stockholders and whether binding or non-binding) by any Person (other than a Buyer Entity) for an Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase from Target by any Person or “Group” (other than a Buyer Entity) of 20% or more in interest of the total outstanding voting securities of Target or any of its Subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or “Group” (other than a Buyer Entity) beneficially owning 20% or more in interest of the total outstanding voting securities of Target or any of its Subsidiaries, or any merger, consolidation, business combination or similar transaction involving Target or any of its Subsidiaries pursuant to which the stockholders of Target immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction; (ii) any sale, lease, exchange, transfer, license, acquisition or disposition of 20% or more of the Assets of Target and its Subsidiaries, taken as a whole; or (iii) any liquidation or dissolution of Target.

“Affiliate” of a Person means any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person and “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

“Assets” of a Person means all of the assets, properties, deposits, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“BHC Act” means the federal Bank Holding Company Act of 1956, as amended.

“Book-Entry Shares” means a non-certificated share of Target Common Stock represented by book-entry.

“Books and Records” means all files, ledgers and correspondence, all manuals, reports, texts, notes, memoranda, invoices, receipts, accounts, accounting records and books, financial statements and financial working papers and all other records and documents of any nature or kind whatsoever, including those recorded, stored, maintained, operated, held or otherwise wholly or partly dependent on discs, tapes and other means of storage, including any electronic, magnetic, mechanical, photographic or optical process, whether computerized or not, and all software, passwords and other information and means of or for access thereto, belonging to the Bank or relating to the business.

“Business Day” means any day other than a Saturday, a Sunday or a day on which all banking institutions in New York, New York are authorized or obligated by Law or executive order to close.

“Buyer Capital Stock” means, collectively, Buyer Common Stock, any preferred stock of Buyer and any other class or series of capital stock of Buyer.

“Buyer Common Stock” means the $0.01 par value common stock of Buyer.

“Buyer Entities” means, collectively, Buyer and all Buyer Subsidiaries.

“Buyer Entity” means any of Buyer and all Buyer Subsidiaries.

“Buyer Financial Statements” means (i) the consolidated statements of condition (including related notes and schedules, if any) of Buyer as of September 30, 2013, and as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholders’ equity, and cash flows (including related notes and schedules, if any) for the quarter ended September 30, 2013, and for each of the three fiscal years ended December 31, 2012, 2011, and 2010, as filed by Buyer in SEC Documents, and (ii) the consolidated statements of condition of Buyer (including related notes and schedules, if any) and related statements of operations, changes in stockholders’ equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to most recent quarter end.

“Buyer Options” means each option or other Equity Right to purchase shares of Buyer Common Stock pursuant to stock options or stock appreciation rights.

“Buyer Stock Plans” means the existing stock option and other stock-based compensation plans of Buyer designated as follows: the WSFS Financial Corporation, 1994 Short Term Management Incentive Plan Summary Plan, as amended; the Amended and Restated Wilmington Savings Fund Society, Federal Savings Bank 1997 Stock Option Plan; the WSFS Financial Corporation 2005 Incentive Plan, as amended, and the WSFS Financial Corporation 2013 Incentive Plan.

“Buyer Subsidiaries” means the Subsidiaries of Buyer, which shall include any corporation, bank, savings association, limited liability company, limited partnership, limited liability partnership or other organization acquired as a Subsidiary of Buyer after the date hereof and held as a Subsidiary by Buyer at the Effective Time.

“Call Reports” mean the Target Bank’s Consolidated Reports of Condition and Income (FFIEC Form 041) or any successor form of the Federal Financial Institutions Examination Council.

“Closing Date” means the date on which the Closing occurs.

“Consent” means any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

“Contract” means any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, license, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

“Default” means (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

“Disclosure Memorandum” of a Party means a letter delivered by such Party to the other Party prior to execution of this Agreement, setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Articles 4 and 5 or to one or more of its covenants contained in this Agreement; provided, that (a) no such item is required to be set forth in a Disclosure Memorandum as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect and (b) the mere inclusion of an item in a Disclosure Memorandum as an exception to a representation or warranty shall not be deemed an admission by a Party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on the Party making the representation or warranty.

“Employee Benefit Plan” means each pension, retirement, profit-sharing, deferred compensation, stock option, restricted stock, employee stock ownership, share purchase, severance pay, vacation, bonus, retention, change in control or other incentive plan, medical, vision, dental or other health plan, any life insurance plan, flexible spending account, cafeteria plan, vacation, holiday, disability or any other employee benefit plan or fringe benefit plan, including any “employee benefit plan,” as that term is defined in Section 3(3) of ERISA and any other plan, fund, policy, program, practice, custom understanding or arrangement providing compensation or other benefits, whether or not such Employee Benefit Plan is or is intended to be (i) covered or qualified under the Internal Revenue Code, ERISA or any other applicable Law, (ii) written or oral, (iii) funded or unfunded, (iv) actual or contingent, or (v) arrived at through collective bargaining or otherwise.

“Environmental Laws” means all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq., the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq., and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

“Equity Rights” means all arrangements, calls, commitments, Contracts, options, rights (including preemptive rights or redemption rights), scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Equity Rights.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity which together with a Target Entity would be treated as a single employer under Internal Revenue Code Section 414.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exhibit” means the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

“Federal Reserve” or “Federal Reserve System” means the Board of Governors of the Federal Reserve System or a Federal Reserve Bank acting under the appropriately delegated authority thereof, as applicable.

“GAAP” means U.S. generally accepted accounting principles, consistently applied during the periods involved.

“Hazardous Material” means (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil, asbestos-containing materials and any polychlorinated biphenyls.

“Intellectual Property” means copyrights, patents, trademarks, service marks, service names, trade names, domain names, together with all goodwill associated therewith, registrations and applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended.

“Knowledge” or “knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means the actual knowledge of the chairman, president, chief financial officer, chief risk officer, general counsel, or any senior, executive or other vice president in charge of human resources of such Person and the knowledge of any such Persons obtained or which would have been obtained from a reasonable investigation.

“Law” means any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

“Liability” means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” means any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, option, right of first refusal, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than Permitted Liens.

“Litigation” means any action, arbitration, cause of action, lawsuit, claim, complaint, criminal prosecution, governmental or other examination or investigation, audit (other than regular audits of financial statements by outside auditors), compliance review, inspection, hearing, administrative or other proceeding relating to or affecting a Party, its business, its records, its policies, its practices, its compliance with Law, its actions, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

“Loans” means any written loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, guarantees and interest bearing assets) to which Target is party as a creditor.

“Material” or “material” for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

“Material Adverse Effect” means with respect to any Party, any fact, circumstance, event, change, effect, development or occurrence that, individually or in the aggregate together with all other facts, circumstances, events, changes, effects, developments or occurrences, directly or indirectly, (i) has had or would reasonably be expected to result in a material adverse effect on the condition (financial or otherwise), results of operations, assets, liabilities or business of such Party and its Subsidiaries taken as a whole; provided, that a “Material Adverse Effect” shall not be deemed to include effects to the extent resulting from (A) changes after the date of this Agreement in GAAP or regulatory accounting requirements, (B) changes after the date of this Agreement in Laws of general applicability to companies in the financial services industry, (C) changes after the date of this Agreement in global, national or regional political conditions or general economic or market conditions in the United States (and with respect to the Target, the State of Delaware), including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the financial services industry, (D) after the date of this Agreement, general changes in the credit markets or general downgrades in the credit markets, (E) failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof unless separately excluded hereunder, or changes in the trading price of a Party’s common stock, in and of itself, but not including any underlying causes unless separately excluded hereunder, (F) the public disclosure of this Agreement and the impact thereof on relationships with customers or employees, (G) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, or (H) actions or omissions taken with the prior written consent of the other Party hereto or expressly required by this Agreement; except, with respect to clauses (A), (B), (C), (D) and (G), to the extent that the effects of such change disproportionately affect such Party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such Party and its Subsidiaries operate, or (ii) prevents or materially impairs the ability of such Party to timely consummate the transactions contemplated hereby.

“NASDAQ” means the NASDAQ Global Select Market.

“Ordinary Course” means the conduct of the business of Target and the Target Bank in substantially the same manner as such business was operated on the date of this Agreement, including operations in conformance and consistent with Target and the Target Bank’s practices and procedures prior to and as of such date.

“Operating Property” means any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Order” means any administrative decision or award, decree, injunction, judgment, order, consent decree, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

“Participation Facility” means any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

“Party” means either of Target or Buyer, and “Parties” means Target and Buyer.

“Permit” means any federal, state, local, or foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

“Per Share Cash Amount” means $60.00.

“Person” means a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association, group acting in concert, or any person acting in a Representative capacity.

“Previously Disclosed” by a Party means information set forth in its Disclosure Memorandum or, if applicable, information set forth in its SEC Documents that were filed prior to the date hereof.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Buyer under the Securities Act with respect to the shares of Buyer Common Stock to be issued to the stockholders of Target pursuant to this Agreement.

“Regulatory Authorities” means, collectively, the SEC, the NASDAQ, state securities authorities, the Financial Industry Regulatory Authority, the Securities Investor Protector Corporation, applicable securities, commodities and futures exchanges, and other industry self-regulatory organizations, the Board of Governors of the Federal Reserve System, the OCC, the FDIC, the IRS, the DOL, the Pension Benefit Guarantee Corporation, and all other foreign, federal, state, county, local or other governmental, banking or regulatory agencies, authorities (including taxing and self-regulatory authorities), instrumentalities, commissions, boards, courts, administrative agencies, commissions or bodies.

“Representative” means, with respect to any Person, any officer, director, employee, investment banker, financial or other advisor, attorney, accountant, consultant, or other representative or agent of or engaged or retained by such Person.

“SEC” means the United States Securities and Exchange Commission.

“SEC Documents” means all forms, proxy statements, registration statements, reports, schedules, and other documents filed, together with any amendments thereto, by Buyer or any of its Subsidiaries with the SEC on or after January 1, 2009.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the Securities Act, the Exchange Act, the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

“Subsidiaries” means all those corporations, associations, or other business entities of which the entity in question either (i) owns or controls more than 50% of the outstanding equity securities or other ownership interests either directly or through an unbroken chain of entities as to each of which more than 50% of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

“Split Election Shares” means shares of Target Common Stock pursuant to which any holder of such shares has made a proper Election on the Form of Election delivered to, and received by, the Exchange Agent on or prior to the Election Deadline, to receive the Stock Consideration for half of the shares of Target Common Stock held by such holder and to receive the Cash Consideration for the remaining half of the shares of Target Common Stock held by such holder with any such holder holding an odd number of shares of Target Common Stock making an Election to receive either the Stock Consideration or the Cash Consideration for the remaining odd share of Target Common Stock.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal with respect to which the board of directors of Target determines in its good faith judgment (based on, among other things, the advice of outside legal counsel and a financial advisor) to be more favorable, from a financial point of view, to Target’s stockholders than the Merger and the other transactions contemplated by this Agreement (as it may be proposed to be amended by Buyer), taking into account all relevant factors (including the Acquisition Proposal and this Agreement (including any proposed changes to this Agreement that may be proposed by Buyer in response to such Acquisition Proposal)); provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” and “80%” in the definitions of Acquisition Proposal and Acquisition Transaction shall be deemed to be references to “100%”.

“Surviving Corporation” means Buyer as the surviving corporation resulting from the Merger.

“Target Common Stock” means the $0.01 par value common stock of Target.

“Target Entities” means, collectively, Target and all Target Subsidiaries.

“Target Entity” means any of Target and all Target Subsidiaries.

“Target Financial Statements” means (i) the consolidated statements of condition (including related notes and schedules, if any) of Target as of September 30, 2013, and as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholders’ equity, and cash flows (including related notes and schedules, if any) for the quarter ended September 30, 2013, and for each of the fiscal years ended December 31, 2012, 2011, and 2010, and (ii) the consolidated statements of condition of Target (including related notes and schedules, if any) and related statements of operations, changes in stockholders’ equity, and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to most recent quarter end.

“Target Subsidiary” means the Subsidiaries of Target, which shall include the Target Bank and any corporation, bank, savings association, limited liability company, limited partnership, limited liability partnership or other organization acquired as a Subsidiary of Target after the date hereof and held as a Subsidiary by Target at the Effective Time.

“Tax” or “Taxes” means any federal, state, county, local, or foreign taxes, or, to the extent in the nature of a tax, any charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, recording license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, commercial rent, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax, imposed or required to be withheld by the United States or any state, county, local or foreign government or subdivision or agency thereof, including any interest, penalties, and additions imposed thereon or with respect thereto.

“Tax Return” means any report, return, information return, or other document required to be supplied to a Regulatory Authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

10.2	Referenced Pages.

The terms set forth below shall have the meanings ascribed thereto in the referenced pages:

Advisory Board	6
Agreement	4
ALLL	27
Average Closing Price	49
Bank Merger	5
Book-Entry Share	7
Burdensome Condition	40
Buyer	4
Buyer Bank	5
Buyer Certificates	10
Buyer Ratio	48
Buyer SEC Reports	29
Canceled Shares	9
Cash Consideration	6
Cash Election	6
Cash Election Shares	6
Cash Value	7
Certificate	7
Closing	4
Covered Employees	42
Derivative Transaction	25
Determination Date	49
DGCL	4
Dissenting Shares	12
Dissenting Stockholders	12
DOL	22
EESA	23
Effective Time	5
Election	9
Election Deadline	10
Exchange Agent	10
Exchange Agent Agreement	10
Exchange Fund	11
Exchange Ratio	6
FDIA	16
FDIC	16
Final Index Price	49
Form of Election	9
Holder	9
Indemnified Party	43
Index Group	49
Index Price	49
Index Ratio	48
IRS	22
Mailing Date	9
Maximum Amount	44
Merger	4

Merger Consideration	6
Money Laundering Laws	21
Non-Electing Shares	6
Notice Period	39
NRSA	4
OCC	16
OFAC	27
Permitted Liens	19
Proxy Statement	37
Reallocated Cash Shares	7
Reallocated Stock Shares	8
Regulatory Communication	40
Requisite Regulatory Approvals	45
Retiree Medical Coverage	42
Review	37
Safety and Soundness Examination	36
Sanctions	27
Sections 92A.300 to 92A.500	12
Starting Date	49
Starting Price	49
Stock Consideration	6
Stock Election	6
Stock Election Shares	6
Stockholders’ Meeting	38
Subsidiary Plan of Merger	5
Surviving Entity	5
Takeover Laws	25
Target	4
Target Bank	5
Target Bank Common Stock	15
Target Benefit Plans	22
Target Contracts	24
Target ERISA Plan	22
Target Recommendation	38
Target Stockholder Approval	38
Tax Opinion	45
Termination Fee	60
Written Agreement	36

(a) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” The words “hereby,” “herein,” “hereof,” “hereunder” and similar terms refer to this Agreement as a whole and not to any specific Section. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require. If a word or phrase is defined, the other grammatical forms of such word or phrase have a corresponding meaning. Any capitalized terms used in any schedule or Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. All references to “the transactions contemplated by this Agreement” (or similar phrases) include the transactions provided for in this Agreement, including the Merger and the Bank Merger.

10.3	Expenses.

(a) Except as otherwise provided in this Section 10.3, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that each of the Parties shall bear and pay one-half of the filing fees payable in connection with the Registration Statement and the Proxy Statement and printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement.

(b) Notwithstanding the foregoing, if:

(i) Either Target or Buyer terminates this Agreement pursuant to Section 9.1(b)(i), 9.1(b)(iii) or 9.1(c), and at the time of such termination, any Person has made and not withdrawn an Acquisition Proposal or has publicly announced or informed (either orally or in writing) any Target Entity of an intention (whether or not conditional) to make an Acquisition Proposal, and within 12 months of such termination Target shall either (A) consummate an Acquisition Transaction or (B) enter into an Acquisition Agreement with respect to an Acquisition Transaction, whether or not such Acquisition Transaction is subsequently consummated;

(ii) Buyer shall terminate this Agreement pursuant to Section 9.1(d); or

(iii) Target shall terminate this Agreement pursuant to Section 9.1(e),

then Target shall pay to Buyer an amount equal to $2,880,000 (the “Termination Fee”). The payment of the Termination Fee by Target pursuant to this Section 10.3(b) constitutes liquidated damages and not a penalty, and shall be the sole monetary remedy of Buyer in the event of termination of this Agreement pursuant to Sections 9.1(b)(i), 9.1(b)(iii), 9.1(c), or 9.1(e). If the Termination Fee shall be payable pursuant to subsection (i) of this Section 10.3(b), the Termination Fee shall be paid in same-day funds at or prior to the earlier of the date of consummation of such Acquisition Transaction or the date of execution of an Acquisition Agreement with respect to such Acquisition Transaction. If the Termination Fee shall be payable pursuant to subsection (ii) of this Section 10.3(b), the Termination Fee shall be paid in same-day funds within two Business Days from the date of termination of this Agreement. If the Termination Fee shall be payable pursuant to subsection (iii) of this Section 10.3(b), the Termination Fee shall be paid in same day funds at or prior to the termination of this Agreement.

(c) The Parties acknowledge that the agreements contained in paragraph (b) of this Section 10.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, they would not enter into this Agreement; accordingly, if Target fails to pay any fee payable by it pursuant to this Section 10.3 when due, then Target shall pay to Buyer its costs and expenses (including attorneys’ fees) in connection with collecting such fee, together with interest on the amount of the fee at the prime rate of Citibank, N.A. from the date such payment was due under this Agreement until the date of payment

10.4	Entire Agreement.

Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Section 7.9.

10.5	Amendments.

To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after Target Stockholder Approval of this Agreement has been obtained; provided, that after obtaining Target Stockholder Approval, there shall be made no amendment that requires further approval by such Target stockholders.

10.6	Waivers.

(a) Prior to or at the Effective Time, Buyer, acting through its board of directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Target, to waive or extend the time for the compliance or fulfillment by Target of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Buyer under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Buyer.

(b) Prior to or at the Effective Time, Target, acting through its board of directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Buyer, to waive or extend the time for the compliance or fulfillment by Buyer of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Target under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Target.

(c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

10.7	Assignment.

Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

10.8	Notices.

All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission (followed by overnight courier), by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

Buyer:		WSFS Financial Corporation
WSFS Bank Center
500 Delaware Avenue
Wilmington, DE 19801
Facsimile Number: (302) 571-6842

Attention: Stephen Fowle

Copy to Counsel:		DLA Piper LLP (US)
500 Eighth Street, NW
Washington, DC 20004
Facsimile Number: (202) 799-5000

	Attention:	Frank M. Conner III
Michael P. Reed

Target:		First Wyoming Financial Corporation
120 West Camden-Wyoming Avenue
Wyoming, DE 19934

Attention: Joseph Chippie, President and CEO

Copy to Counsel:		Gerrish McCreary Smith, PC
700 Colonial Road, Suite 200
Memphis, TN 38117
Facsimile Number: (901) 684-2339

	Attention:	Jeffrey C. Gerrish
Greyson E. Tuck

10.9	Governing Law.

Regardless of any conflict of Law or choice of Law principles that might otherwise apply, the Parties agree that this Agreement shall be governed by and construed in all respects in accordance with the Laws of the State of Delaware without regard to the conflict of Laws principles thereof or of any other jurisdiction. Each Party hereto hereby irrevocably waives, to the fullest extent permitted by Law, (a) any objection that it may now or hereafter have to laying venue of any suit, action or proceeding brought in such court, (b) any claim that any suit, action or proceeding brought in such court has been brought in an inconvenient forum, and (c) any defense that it may now or hereafter have based on lack of personal jurisdiction in such forum.

10.10	Counterparts; Signatures.

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Executed signature pages to this Agreement may be delivered by facsimile transmission or by e-mail delivery of a “pdf” format data file and such signature pages will be deemed as sufficient as if actual signature pages had been delivered.

10.11	Captions; Articles and Sections.

The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

10.12	Interpretations.

Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and, unless otherwise defined herein, the words used shall be construed and interpreted according to their ordinary meaning so as fairly to accomplish the purposes and intentions of all Parties hereto.

10.13	Enforcement of Agreement.

The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached and that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement. It is accordingly agreed that the Parties shall be entitled, without the requirement of posting bond, to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

10.14	Severability.

Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

10.15	Disclosure.

Any disclosure made in any document delivered pursuant to this Agreement or referred to or described in writing in any Section of this Agreement or any schedule attached hereto shall apply only to the indicated Section of this Agreement, except to the extent that the relevance of such item to another Section of this Agreement is reasonably apparent on the face of such disclosure.

[signatures on following page]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

WSFS FINANCIAL CORPORATION

By:	/s/ Stephen A. Fowle

	Name:	Stephen A. Fowle

	Title:	Chief Financial Officer

FIRST WYOMING FINANCIAL CORPORATION

By:	/s/ Joseph E. Chippie

	Name:	Joseph E. Chippie

	Title:	President and Chief Executive Officer

Exhibit A Subsidiary Plan of Merger

Agreement and Plan of Merger

between

The First National Bank of Wyoming, N.A.

and

Wilmington Savings Fund Society, FSB

under the charter of

Wilmington Savings Fund Society, FSB

under the title of

Wilmington Savings Fund Society, FSB

This Agreement and Plan of Merger (the “Agreement”) made between The First National Bank of Wyoming, N.A.(“FNBW”), a national banking association organized under the laws of the United States, being located at Wyoming, county of Kent, in the state of Delaware, with total capital of $[—] million, paid in capital of $[—] million for [—] shares of common stock, each with a par value $[—] per share, surplus of $[—] million, and undivided profits or capital reserves of $[—] million, as of [DATE], 201[4], and Wilmington Savings Fund Society, FSB (“WSFS” and together with FNBW, the “Merging Banks”), a federal savings bank organized under the laws of the United States, being located at Wilmington, county of New Castle, in the state of Delaware, with total capital of $[—] million, paid in capital of $[—] million for [1,080,000] shares of common stock, each with a par value of $12.50 per share, surplus of $[—] million, and undivided profits and capital reserves of $[—] million, as of [DATE], 201[4], each acting pursuant to a resolution of its board of directors, adopted by unanimous consent of its directors, witnessed as follows:

Section 1.

FNBW shall be merged with and into WSFS under the charter of the latter (the “Merger”).

Section 2.

The name of the receiving association (hereinafter referred to as the “Association”) shall be Wilmington Savings Fund Society, FSB.

Section 3.

The business of the Association shall be that of a federal savings bank. This business shall be conducted by the Association at its main office to be located at WSFS Bank Center, 500 Delaware Avenue, Wilmington, DE 19801 and at its legally established branches.

Section 4.

The amount of capital stock of the Association shall be $[—], divided into [—] shares of common stock, each of $[—] par value, and at the time the Merger shall become effective, the Association shall have a surplus of $[—], and undivided profits, including capital reserves, which when combined with the capital and surplus will be equal to the combined capital structures of the Merging Banks as stated in the preamble of this Agreement, adjusted however, for normal earnings and expenses (and if applicable, purchase accounting adjustments) between [DATE], 201[4], and the effective time of the Merger.

Section 5.

All assets as they exist at the effective time of the Merger shall pass to and vest in the Association without any conveyance or other transfer. The Association shall be responsible for all of the liabilities of every kind and description, including liabilities arising from the operation of a trust department, of each of the Merging Banks existing as of the effective time of the Merger.

Section 6.

FNBW shall contribute to the Association acceptable assets having a book value, over and above its liability to its creditors and having an estimated fair value over and above its liability to its creditors.

At the effective time of the Merger, WSFS shall have on hand acceptable assets having book value above its liabilities to its creditors, and having a fair value, over and above its liability to its creditors above its liabilities to its creditors.

Section 7.

Of the capital stock of the Association, the presently outstanding [—] shares of common stock each of $[—] par value, and the holders of it shall retain their present rights, and the shares of FNBW shall be cancelled for no consideration.

Section 8.

Neither FNBW nor WSFS shall declare nor pay any dividend to its shareholders between the date of this Agreement and the time at which the Merger shall become effective, nor dispose of any of its assets in any other manner, except in the normal course of business and for adequate value.

Section 9.

The present board of directors of WSFS shall continue to serve as the board of directors of the Association until the next annual meeting or until such time as their successors have been elected and have qualified.

Section 10.

Effective as of the time this Merger shall become effective as specified in the Merger approval to be issued by the Comptroller of the Currency, the Articles of Association of the resulting bank shall read in their entirety as attached hereto at Appendix A, which shall be the Articles of Association of WSFS as in existence immediately prior to the effective time of the Merger.

The bylaws of WSFS in effect immediately prior to the effective time of the Merger shall be the bylaws of the Association following the Merger and shall read in their entirety as attached hereto at Appendix B until otherwise amended or repealed, .

Section 11.

This Agreement may be terminated by the mutual written consent of WSFS and FNBW.

Section 12.

This Agreement shall be ratified and confirmed by the affirmative vote of shareholders of each of the Merging Banks owning at least two-thirds of its capital stock outstanding, at a meeting to be held on the call of the directors; and the Merger shall become effective at the time specified in a Merger approval to be issued by the Comptroller of the Currency of the United States.

Section 13.

Representations and Warranties. Each of WSFS and FNBW hereby represents and warrants to the other that (a) it has full power and authority to enter into this Agreement; (b) this Agreement does not conflict with or violate or cause it to be in default under any other agreement, document or instrument to which it is a party or by which it or its assets is bound or affected; and (c) this Agreement is a valid, binding and enforceable obligation against it, except as such enforceability may be limited by creditors rights laws and general principles of equity.

Conditions Precedent. WSFS and FNBW agree that the Merger shall not occur under this Merger Agreement until after (a) the closing of the sale contemplated by the Agreement and Plan of Reorganization by and between WSFS Financial Corporation and First Wyoming Financial Corporation, dated as of November 24, 2013 (the “Parent Transaction”); and (b) the receipt of all necessary regulatory approvals for the transactions contemplated for consummation of the Parent Transaction and the Merger.

Section 14.

Further Assurances. WSFS and FNBW agree to (a) furnish upon request to each other such further information; (b) execute and deliver to each other such other documents; and (c) do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

Amendment and Waivers. Any term of this Agreement may be amended, modified or terminated only with the written consent of WSFS and FNBW or waived only with the written approval of the party granting the waiver.

Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the United States of America, and in the absence of applicable Federal laws then by the laws of the State of Delaware.

Construction. Each of the Merging Banks acknowledges and agrees that it has participated in the drafting and negotiation of this Agreement. Accordingly, in the event of a dispute with respect to the interpretation or enforcement of the terms hereof, no provision shall be construed so as to favor or disfavor either party hereto.

Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute but one and the same instrument.

[Signatures on Following Page]

WITNESS, the signatures of WSFS and FNBW this      day of             , 201[4], each set by its president or a vice president and attested to by its cashier or secretary, pursuant to a resolution of its board of directors, acting by a majority.

Attest:	THE FIRST NATIONAL BANK OF WYOMING, N.A.

By:
President

Cashier

Attest:	WILMINGTON SAVINGS FUND SOCIETY, FSB

By:
President

Cashier

Appendix A

Articles of Association

Appendix B

Bylaws